No Act
P.E. 12-13-02
1-07564
DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

03004515

January 10, 2003

Act 1934
Section
Rule 14A-8
Public Availability 1-10-2003

Mia Israeli
Assistant General Counsel
Dow Jones & Company, Inc.
200 Liberty Street
New York, NY 10281

Re: Dow Jones & Company, Inc.
Incoming letter dated December 13, 2002

Dear Ms. Israeli:

This is in response to your letter dated December 13, 2002 concerning the shareholder proposal submitted to Dow Jones by John Jennings Crapo. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

DOWJONES

Mia Israeli
Assistant General Counsel
Dow Jones & Company, Inc.
200 Liberty Street
New York, NY 10281
Email: mia.israeli@dowjones.com

December 13, 2002

RECEIVED
2002 DEC 16 PM 5: 41
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of John J. Crapo*
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Dow Jones & Company, Inc. ("Dow Jones") intends to omit from its proxy statement and form of proxy for our 2003 Annual Meeting of Stockholders (collectively, the "2003 Proxy Materials") a shareholder proposal and supporting statement (collectively, the "Proposal") received from John J. Crapo (the "Proponent"). The Proposal relates to having Dow Jones publish in its proxy statement information relating to its "charitable donations program." The Proposal was delivered to Dow Jones in handwritten form and is basically incoherent. Because the Proposal far exceeds the limit of 500 words set forth in Rule 14a-8(d), we have prepared a transcript of the first approximately 500 words of his original (to aid in legibility and interpretation), and in that regard the transcript provides some punctuation and changes the cases of some letters. Copies of the entire Proposal in its original form, and of our transcript of the first approximately 500 words thereof, are attached hereto as Attachments 1 and 2.

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being simultaneously mailed to the Proponent, informing him of Dow Jones's intention to omit the Proposal from the 2003 Proxy Materials. Dow Jones intends to mail its definitive 2003 Proxy Materials no earlier than March 15, 2003. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before Dow Jones files its definitive materials and form of proxy with the Securities and Exchange Commission.

Dow Jones hereby respectfully requests that the staff of the Division of Corporation Finance (the "Staff") concur in our opinion that the Proposal may be excluded from Dow Jones' 2003 Proxy Materials on the bases set forth below. Dow Jones believes that the Proposal may properly be excluded from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(7) and 14a-8(i)(3).

Rule 14a-8(i)(7) - Management Functions

A shareholder's proposal may be excluded under Rule 14a-8(i)(7) if it "deals with a matter relating to the company's ordinary business operations." The Proposal, if adopted, would require the Board to include additional disclosure in the proxy statements for the Dow Jones annual meetings.

The Commission has repeatedly taken the position that proposals requiring additional disclosures in proxy materials may be excluded under Rule 14a-8(i)(7) as relating to the company's normal business operations. See, e.g., No-Action Letters re: International Business Machines Corporation (January 19, 1999) (proposal to disclose company and board relationships with executive compensation consultants, not required by applicable laws, in proxy materials properly excluded under Rule 14a-8(i)(7) due to fact that proposal "would specify additional disclosures in proxy materials"), ConAgra, Inc. (June 10, 1998) (proposal to establish a contributions program, and to publish guidelines, as well as disclosure on the recipients of such contributions in Form 10-K properly excluded under Rule 14a-8(i)(7) due to fact that proposal would "require the company to supplement the disclosures made in its annual report on Form 10-K and other periodic reports"), Raytheon Company (March 11, 1998) (proposal to publish disclosure of CEO compensation, not required by applicable laws, properly excluded under Rule 14a-8(i)(7) due to fact that proposal "would specify additional disclosures in proxy materials"), Circuit City Stores, Inc. (April 6, 1998) (to the same effect as ConAgra).

As with the proposals described in each of those letters, which were properly excludable, the Proposal would require Dow Jones to make additional disclosures in its proxy statements that are not otherwise required by any law, order or regulation. Accordingly, the Proposal may be excluded under Rule 14a-8(i)(7).

Rule 14a-8(i)(3) - False and Misleading Statements

A stockholder proposal is excludable under Rule 14a-8(i)(3) if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

The Staff has consistently taken the position that a company may exclude a proposal pursuant to Rule 14a-8(i)(3) if the proposal is "vague and indefinite." See e.g., Northeast Utilities (April 9, 2001). In a no-action request granted to Northeast Utilities, the Staff permitted

Northeast to exclude the identical proposal submitted by Mr. Crapo for inclusion in Northeast's proxy materials on the grounds that the proposal was vague and indefinite.

The Proposal contains terms that are vague and misleading and potentially confusing, and the Proponent's supporting statement bears no relationship whatsoever to the proposal and would undoubtedly be confusing to stockholders reading the Proxy Materials. It includes a discussion of various executives at the "New England Electric System," as well as "his Majesty Juan Carlos I de Borbon King Regnant of the Kingdom of D'Espana," "Harvard University," Senators "John Forbes Kerry" and "Michael D. Crapo," and "her Majesty Elizabeth II, Regnant" who "sent public safety personnel from her Kingdom of the Commonwealth of Australia to help defeat the Holocaust." .

Furthermore, part (ii) of the Proposal refers to "such said qualifying charities and approved foundations," while the only possible antecedent for this phrase is "United States of America Internal Revenue Service approved private foundations," in part (i) of the Proposal. It is impossible to ascertain the scope of the Proposal because what the Proponent means by "such said qualifying charities" is not defined or otherwise described. Further, the reference in past (ii) of the Proposal to "which our Corporation's Board plans as our Corporate Governance Board" is confusing. It is unclear what Proponent is referring to when he cites "our Corporate Governance Board. Further, the Board and Dow Jones management would not know at the time the proxy statement is being prepared, whether and to whom it might make charitable contributions in "the ensuing calendar year."

Beyond the first 500 or so words, the Proposal is incoherent and confusing, addressing such topics as reports on the local news of "a black bear in the State of New Hampshire," Proponent's purchase of "a package of elbow macaroni," and Proponent's "case pending in Hon District Court Cambridge Division Massachusetts Honourable Trial Courts." The Proposal continues for 26 pages and also includes discussions of "New Bedford" as a "well known lead manufacturer of textiles;" "President Lincoln," "Mr William Bligh known for his exemplary captainship of a lifeboat," "Mr John Quincy Adams;" and various references to newspapers and mail in the Proponent's "foyer." The Proponent also encloses with his Proposal 46 photocopied attachments including, among others, a Sbarro pizza box, various receipts from CVS and Kinko's, a parking ticket, the cover of a Harvard Magazine, a Northeastern University brochure, and documents relating to Proponent's landlord/tenant dispute.

For the foregoing reasons, Dow Jones believes that it may exclude the Proposal from the 2003 Proxy Materials.

The Staff has also permitted under Rule 14a-8(i)(3) the exclusion of supporting statements (or of portions thereof) where, just as with the instant Proposal, the supporting statement appears to bear no relationship to the proposal or contains false and misleading statements. See Peoples Energy Corporation (November 26, 2001); Phoenix Gold International, Inc. (November 21, 2001); UAL Corporation (February 9, 2001); The Home Depot, Inc. (April 4, 2000); Emerson Electric Co. (October 27, 2000); Comshare Incorporated (August 23, 2000); CCBT Bancorp. Inc. (April 20, 1999); Allegheny Energy, Inc. (March 5, 1998); The SBC Communications Inc. (February 10, 1998); and Baldwin Piano and Organ Company (February 20, 1998).

For the foregoing reasons, Dow Jones believes that even if it must include the proposal itself, it may exclude the entire supporting statement from the 2003 Proxy Materials.

* * *

Moreover, we do not believe that any revision of the proposal or the supporting statement could yield a shareholder proposal or supporting statement eligible for inclusion in the 2003 Proxy Materials. To the extent that Mr. Crapo were to attempt to furnish a coherent and viable shareholder proposal and/or supporting statement, it would be a new proposal, and not a revision. Any new proposal would be submitted too late for inclusion in the 2003 Proxy Materials, and therefore would be excludable under Rule 14a-8(e). The deadline for submission of shareholder proposals for the 2003 Proxy Materials was November 15, 2002, a date which has already passed. If a stockholder were permitted to make an incomprehensible submission prior to the shareholder proposal deadline, and then later "revise" them into an understandable proposal, it would render the deadline of Rule 14a-8(e) meaningless, and seriously interfere with reporting companies' preparations for annual meetings. Accordingly, we do not believe Mr. Crapo should be afforded a second opportunity to reformulate his shareholder proposal or supporting statement for inclusion in the 2003 Proxy Materials.

* * *

I would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, I respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (212) 416-3317, if I can be of any further assistance in this matter.

Sincerely,

Attachments

JOHN JENNINGS CRAPO, AA, ABE, PRO SE
DJ STOCKHOLDER, NOTARY PUBLIC, NON
LLB, NON JUR D., NON AM, ET CETERA
NON PRACTISING LCNSD CERT SCL
WRKR PO BOX 400151
CAMBRIDGE MA 02140-0002

VIA CERTIFIED MAIL
ART NO 7002 0860
0007 4927 4695
RETURN RECEIPT RE-
QUESTED PLEASE

AUGUST TWENTY-
NINTH (29TH) CALEN
DAR YEAR 2002
PAGE ONE(01) OF
TWO(02) PAGES
PRINTED ONE(01)
SIDE reverse SIDE
BLANK

DOW JONES & COMPANY.
INC SECRETARY AND
EXECUTIVE VICE PRESIDENT
MR PETER GRAEM SKINNER,
AB (PRINCETON UNIV), LLB
(COLUMBIA UNIV), ESQUIRE
OR MR SKINNER'S SUCCESSOR
AS ACTING CORPORATION SEC-
RETARY 200 LIBERTY STRT
BOROUGH OF MANHATTAN
NEW YORK CITY NY
10281-2413

RECEIVED
SEP 17 2002
P. G. SKINNER

DEAR CORPORATION SECRETARY,

ENCLOSED IS MY shareholder proposal ACCOMPANYING STATEMENT AND COPIES OF MY EXHIBITS. I ASK Proposal and accompanying SUPPORTING STATEMENT BE IN PROXY STATEMENT

COPY this my letter and Enclosures I Send VIA CERTIFIED MAIL AND RETURN RECEIPT TO THE HONORABLE DISTRICT COURT DEPARTMENT

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JOHN JENNINGS CRAPO TO DOW JONES AND CO
AUGUST 29th Year 2002
PAGE TWO(02) OF TWO(02) PP

CAMBRIDGE DIVISION. ~~MA~~ ATTN HON CLRK-MAGISTRATE MR ROBERT L. MOSCOW. OR SUCCESSOR AS ACTING CLERK-MAGISTRATE COMMONWEALTH OF MASSACHUSETTS MA TRIAL COURTS C/O HON EDWARD J. SULLIVAN COUNTY BUILDING 15TH FL. ROOM 15-15 PO BOX 0338. CAMBRIDGE MA 02141-0338 AND TO THE EXECUTIVE DEPARTMENT OF STATE TREASURER STATE OF MASSACHUSETTS STATE BOARD OF RETIREMENT ~~STATE TREASURER~~ CHAIRWOMAN STATE TREASURER HON MS SHANNON P. O'BRIEN, ESQUIRE OR SUCCESSOR AS ACTING STATE BOARD OF RETIREMENT CHAIRPERSON. HON SPEAKER John W McCORMACK. ESQUIRE. STATE BUILDING RM 1219 ONE(01) ASHBURTON PLACE BOSTON MA 02108-1607

SINCERELY. Shareholder

John Jennings Crapo, Pro Se, AA, ABE
JOHN J. CRAPO. PRO SE, SHAREHOLDER

ENCLOSURES ~~SEVENTY EIGHT~~ EIGHTY-ONE (81) ~~(78)~~ EACH PRINTED ONE(01) SIDE REVERSE SIDE BLANC

JJC/JJC SEPTEMBRE SECOND CALENDAR YEAR TWO THOUSAND TWO (2002) 10 P.M.

PS. ENclosed I call to your attention three(03) PAGES EXHIBITS TWO(02) OF Boston HERALD INVOICE (MY Explanation) AND FRONTPIECE OF MAILPIECE. HOW TWN OF DARTMOUTH(MA) PRINTED ONE(01) SIDE REVERSE BLANC.

John Jennings CRAPO ~~J.J. CRAPO~~ Page one (01) of Twenty-six (26)
DOW JONES & CO INC August 31st Year 2002
Via Certified mail Return receipt requested
7002 0860 0007 4927 4695
Dear MR SKINNER

Re: My Shareholder proposal For inclusion in proxy Statement Next meeting of shareholders and proxies of DOW Jones & Company INC ~~for~~ assembled for the purpose of ~~a m~~ the annual meeting of shareholders of DOW Jones & Company INC

I'm the owner of 132 (one hundred thirty two) shares of DOW Jones & Company INC - whose market ~~val~~ value is in excess of the minimum standard of the ~~US~~ the USA Securities and Exchange Commission (the "Commission") for ~~[illegible]~~ introduction of share holder proposals in the proxy statement

I plan to attend the shareholder meeting for the purpose of presenting the shareholder proposal AND I plan to continue to own my ~~shar~~ current ownership of shares until the stockholder meeting in question is adjourned I've held the Commission's minimum standard of shares for stockholder proposal introduction for well over ~~one (01) year~~ consective months - for well over one year more

two(02) OF TWENTY-SIX(26)PP
aug 31 2002
JJ Crabo to DOW Jones & Co INC

I've presented many shareholder proposals at ~~various national~~ corporations and other publicly held companies ~~various ventures~~ include Chock Full O'Nuts Sara Lee Corporations, First National Bank of Boston, Chittenden Corporation, Bankers Trust New York Corporation, the Advest Group, INC. New Bedford Institution for Savings, and other publicly held ~~co~~ Nat'l Corporations and other companies. I've submitted shareholder proposals to DOW Jones and Company, INC, the Washington Post Company, the New York Times Company, IDACORP and other publicly held companies but I ~~have~~ was not been permitted to introduce them in the proxy statement by the commission

~~The proposal the~~ following shareholder proposal ~~has been~~ was cleared by the Commission for introduction at The Advest Group INC, Chock Full O'Nuts Corp, and Sara Lee Corporations but JP Morgan & Company INC received a No-action letter from the

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three (03) OF TWENTY-SIX (26) ~~exhibits~~ pages
aug 3 / 2002 to DOW JONES & CO INC
J J Crabo

commission which permitted it to exclude it from the proxy statement of annual meeting. as has Northeast Utilities

Mac-Gray Corporation. ~~the~~ ~~and~~ the MONY GROUP, NSTAR companies are objecting to ~~the commission~~ its ~~to~~ inclusion in their ~~to~~ proxy statement of annual meeting. and Proctor and Gamble is objecting to a similar ~~one~~ (01) shareholder proposal

a nationally known shareholder activist of Washington DC has said at a stockholder meeting that she has presented a similar stockholder proposal at national corporations who recently has been presenting different ones at Fleet Boston Financial Corporation and Procter and Gamble Corporations

another nationally known activist (of New York City) recently stopped introducing shareholder proposals. Presumably he was a user of the commission's library at the World Trade Center NYC

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aug 31, 2002 to DOW Jones & Co INC
J. J. Crapo to DOW Jones & Co INC

I was honored to submitt a Shareholder proposal to JP Morgan, Chase & Company INC Some one wrote me at my home and said he had received a substantial legacy AND he wished me to request a Corporations director to provide him with advice I referred him to JP Morgan Chase Director Mr Vernon E. JORDAN, JUNR ESQ but the Commission IN a No action letter said my ~~a~~ shareholder proposal could not be introduced since the U.S. ~~Internal Revenue~~ merger of JP Morgan & Co INC and The Chase corporations made the two corporations - new ones and there fore for ~~US Internal~~ Pen U.S. Tax court ~~Revenue Service~~ purposes were to be treated differently rather than simply as a Name change. My role as a good citizen Shareholder proposal I'm proud of although my ~~local~~ Fleet ~~Banks~~ Natl Bank fails to respect my First amendment rights under the US constitution, and the rights of the

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Five(05) of TWENTY-SIX(26) ~~exhibits~~ pages:
aug 31 2002
O. J. Crabb to DOW Jones & Co INC

commission in accordance with the U.S. Constitution ("Commerce Clause") to regulate business, and my land person First Commerce Realty Corporation, it's parent companies Shi-Lin Family trust, and other and various affiliates, subsidiaries officers, lawyers, stockholders, employees, incorporators, corporators, vendors, as predecessors in my organization persons & individually repeatedly obstruct, and retaliate against me in my rights, duties as a stockholder, and my duties to obey the laws, rules, and regulations of the Commission

IF YOU have questions of me please address them of me via US Postal Service to me at my PO Box address

my Shareholder proposal

Shareholders recommend that the BOARD OF DIRECTORS ("BOARD") of the DOW Jones and Company, INC ("Corporation") publish in the proxy statement of each shareholder annual meeting in the appendix containing an items the charitable donations program of my corporations for the immediate past calendar [illegible] year with the following data:

i. An explanation of at least five hundred words explaining the standards of the Board and procedures of it governing the corporation's Donations to United States Internal Revenue Service ("Service") approved private foundations to include standards for donees of such help.

ii an enumeration of such said qualifying charities and approved foundations which our Corporation Board plans as our Corporate Governance Board to help in the ensuing calendar ~~year~~ year included with each charity and foundation and elucidation of at least twenty-five words how it complied with the standards and procedures enumerated in i

My supporting Statement

THIS SHAREHOLDER PROPOSAL IN IT'S CURRENT LANGUAGE CAME FROM THE TYPEWRITER OF THE NEW ENGLAND ~~ELECTRIC~~ POWER COMPANY OFFICE OF GENERAL COUNSEL GENERAL COUNSEL MR FREDERIC GREENMAN, ESQUIRE. I'D SUBMITTED IT IN DIFFERENT FORM. THE COMMISSION PREFERRED THE LANGUAGE OF NEW ENGLAND POWER COMPANY. HON PRESIDENT MR JOHN W. ROWE, ESQUIRE WHO NOW MORE

John J. Crapo to Dow Jones & Company supporting statement continued
IS CO-CHF EXECUTIVE OFFICER OF A MUCH LARGER ENERGY COMPANY. I WAS EXCEEDINGLY IMPRESSED WITH THE CORDIALITY OF MRS BOK (NEW ENGLAND ELECTRIC ~~CORP~~ system BD CHAIRPERSON), MR GREENMAN (whom I HAD MET BEFORE) AND PERSONNEL OF SAID NEES WHO GREETED ME WHEN I ARRIVED AT THEIR MEETING LOCATIONS AT BOSTON PROVIDENCE, AND WORCESTER. MRS BOK WAS PRESIDENT OF THE UNIVERSITY OVERSEERS OF HARVARD UNIVERSITY WHILE MR BOK WAS UNIVERSITY PRESIDENT. I'VE WONDERED IF MR BOK RE-WORDED MY SHAREHOLDER PROPOSAL. MR BOK GREETED HIS MAJESTY JUAN CARLOS I de BORBON KING, REGNANT OF THE KINGDOM D'ESPANA WHOM IN THE CALENDAR YEAR 1992 ADDRESSED THE AFTERNOON MEETING OF ASSEMBLIED ALUMNI OF HARVARD UNIVERSITY MEETING AS ANNUAL MEETING OF ALUMNI OF HARVARD UNIVERSITY "SOMETHING YOU SHOULD KNOW"

THE TERESA (MS JOHN FORBES KERRY) AND JOHN HEINZ FOUNDATION RECCOMMENDS POTENTIAL DONORS CONSULT THE BETTER BUSINESS BUREAU FOR PERFORMANCE REPORTS ON THE CHARACTER OF HOW CHARITABLE DONATIONS ARE USED. HON SENATOR IN THE US HOUSE OF SENATORS MR KERRY IS MEMBER OF IT'S FINANCE COMMITTEE WHICH

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EXERCISES OVERSIGHT OF THE SERVICE. HON SENATOR MICHAEL D CRAPO, AB, JUR D ESQUIRE WHO IS FORMERLY A MEMBER OF A LAW FIRM KNOWN AS A LEADER IN THE PRACTICE OF TRUST LAW, IS A MEMBER OF THE U.S. HOUSE OF SENATORS BANKING, HOUSING AND URBAN AFFAIRS COMMITTEE WHICH EXERCISES OVERSIGHT OF THE COMMISSION

I WAS INVITED TO ATTEND A CRAPO WING-DING ALONG SIDE A HIGHWAY IN CONGRESSIONAL DISTRICT AT A LOCATION NEAR/ADJOINING THE CONGRESSIONAL DISTRICT OF MR CRAPO AND HIS ADDRESS OF RECORD. IT WAS DURING A TIME WHEN THE REGION WAS KNOWN IN NATIONAL NEWS to BE HAVING SERIOUS CLIMATIC TROUBLES SO SERIOUS HER MAJESTY ELIZABETH II, REGNANT SENT PUBLIC SAFETY PERSONNEL FROM HER KINGDOM OF THE COMMONWEALTH OF AUSTRALIA TO HELP DEFEAT THE HOLOCAUST. HOW INSPIRING THE HELP WAS BY THE SUBJECTS OF THE COMMONWEALTH OF NATIONS TO HELP. THERE WERE MANY

REPORTS MORE

AUGUST 31st 2002

Mr JACK CRAPO TO DOW JONES AND Com. continuance my supporting statement OF SHRIVELLING AIR TEMPERATURES ABOVE 100° ~~FAHRENHITE~~ FAHRENHITE.

HAVE YOU EVER PLANNED ON GOING TO A RED SOX BASEBALL GAME AND WERE TOLD THEY WERE SOLD-OUT??? IT'S BEEN A LONG TIME SINCE I'VE BEEN TO FENWAY PARK

THE PUBLISHER OF ONE (01) OF YOUR/OUR OTTAWAY GROUP NEWSPAPERS ONCE ASKED ME FOR MONEY FOR THE FORMER JONATHAN BOURNE MUSEUM. TODAY A NEWS COMMENTATOR ON WBZ AM (Boston) EXTOLLED THE DEMEANOR OF THE UNIVERSITY STUDENTS AT HILLSDALE COLLEGE, MICHIGAN MRS BOK TOLD ME SHE IS A WOLVERINE STATIVE DAUGHTER

1:55pm JUST NOW THE WBZ NEWS REPORTED A BLACK BEAR IN THE STATE OF NEW HAMPSHIRE (the Granite STATE) IS TROUBLESOME - ALTHOUGH NOT INHERENTLY DANGEROUS DID "SLASH A HORSE"! THAT IS RELEVANT TO ME HIKING ALONGSIDE A HIGHWAY TO FIND THAT CRAPO WING-DING AND MY NECESSITY TO ATTEMP REST ON A REST-STOP BENCH BECAUSE MY HEROES FROM THE FORMER BRITISH COMMONWEALTH PULL RANK

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AUGUST 31ST 2002
MR JACK CRAPO TO DOW JONES AND CO
Cont. SUPPORTING STATEMENT

RANK ON ME FOR A MOTEL BED. NO WHERE IN THE MEETING NOTICE OF THE MOUNTAIN STATES CONVENOR OF THE CRAPOES MEETING MR CRAPO WOULD PROVIDE ME WITH LODGINGS AT HIS HOME OF LEGAL RESIDENCE.

I THOUGHT OF MR SKINNER WHEN I BOUGHT A PACKAGE OF ELBOW MACARONI THIS WEEK. MANUFACTURED BY A COMPANY WHOSE ADDRESS IS AT THE PROVIDENCE OF ONTARIO. KINGDOM OF CANADA ANOTHER PURCHASER APPARENTLY DID NOT WANT IT - BUT I DID. MR SKINNER HAS IN PRINT HE IS A GRADUATE OF PRINCETON AND COLUMBIA UNIVERSITIES. PRESUMABLY THE SCHOOLS OF LONDON PREPARED HIM FOR IVY LEAGUE UNIVERSITY EDUCATION.

I HAVE A CASE PENDING IN HON DISTRICT COURT CAMBRIDGE DIVISION MASSACHUSETTS HONOURABLE TRIAL COURTS. THE HON CLERK-MAGISTRATE IS MR ROBERT L MOSCOW - THE CONGRESSIONAL DISTRICT OF MR CRAPO HAS A LOCALITY CALLED MOSCOW

2:13 PM WBZ has announced OCTOBER TWELTH 2002. PFIZER, INC IS SPONSORING

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AUGUST 31ST 2002
MR JACK CRAPO to DOW JONES AND CO
cont SUPPORTING STATEMENT

AT Boston A HIKE to BENEFIT THOSE WHO HAVE ARTHRITIS. I'VE ARTHRITIS AND WEAR A CERVICAL COLLAR, THAT CORPORATION WITH THE COOPERATION OF OTHER COMPANIES DOES RE-SEARCH ON PHARMACOLOGY TREAT-MENTS FOR NEUROLOGICAL/PSYCHIA-TRIC/MENTAL HEALTH CONDITIONS I HAVE SCHIZOPHRENIA AND FATIGUE. MY FATHER HAD VERY SERIOUS ARTHRITIS AND BY HER OWN ADMISSION HIS SISTER MRS ELIZA-BETH CRAPO LAPHAM FAY TOOK HIS PHOTOGRAPH IMMEDIATELY AFTER HIS NECK BRACE WAS REMOVED WHILE HE WAS AN INPATIENT AT A US GOVERNMENT HOSPITAL. DAD DIED AT AGE FIFTY-EIGHT(58) YEARS OF AGE TODAY I'M SEVEN(07) YEARS OLDER MRS HASKELL ADMITTED TO ME THAT HER DAUGHTER. MRS EMILY CRAPO (LAPHAM) FAY (MRS WALTER TRUE FAY) WAS RESPONSIBLE FOR THE FAILURE OF THE OTTAWAY GROUP NEWSPAPER OMITTING MY NAME AS MY DAD'S NEXT OF KIN UPON HIS DEATH in the obituary

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AUGUST 31ST Year 2002
MR JACK CRAPO to DOW Jones AND COMPANY
CONT-Supporting Statement
WHICH SHOWED MY DAD'S Photograph MINUS the COLLAR/BRACE.

MRS HASKELL ADMITTED HER DAUGHTER'S FATHER HAD INSURANCE WHOM MRS HASKELL HAD COMMITTED TO A STATE Hospital FOR Most OF HIS ADULT LIFE. MRS FAY'S HUSBAND BY MRS HASKELL'S ADMISSION WAS AN EMPLOYEE AT A STATE Hospital OF the MASSACHUSETTS DEPARTMENT OF PUBLIC HEALTH. MR LAPHAM WAS AT TAUNTON STATE Hospital. THESE ARE PEOPLE WHO MAKE IT EXCEEDINGLY DIFFICULT FOR ME TO DETERMINE ALL THE Facts AND Still DO. THERE IS AN MS ELIZABETH FAY WHO WORKS AT THE YOUNG MEN'S CHRISTIAN ASSOCIATION AT FALL RIVER AND MS FAY'S DAUGHTER IS ENEUMERATED ON HER BIRTH RECORD AS "NINA BETH" AND MY PATERNAL GRANDMOTHER'S First NAME IS BLANC ON HER BIRTH RECORD. later it was WRITTEN IN AS "EMMA" BUT ON HER DEATH RECORD IT IS "EMILY" I Fail TO GET THE COOPERATION I AM Entitled MORE

AUGUST 31st 2002 PAGES ~~Exhibits~~
MR JACK CRAPO to DOW JONES AND CO

TO LEAK ABOUT these matters
2:43 pm mr Neil Chayette, ESQ Boston Attorney ON WBZ JUST talked ABOUT TROUBLES IN TOWN OF DARTMOUTH MA reference BOATING FEES AND much litigation concerning it
MR PETER CRAPO Was a Soldier IN the Militia of MASSAchusetts during the WAR For INDEPENDENCE. His COMMANDING OFFICER UPON INDEPENDENCE WAS APPOINTED by PRESIDENT GEORGE WASHINGTON as COLLECTOR OF THE PORT OF DARTMOUTH / NEW BEDFORD, MASSACHUSETTS MR CRAPO WAS FROM FREETOWN MASSACHUSETTS Where he was ASSESSOR FALL RIVER AND NEW BEDFORD HAVE SIMILAR HISTORIES. NEW BEDFORD formerly WAS PART OF the TOWN OF DARTMOUTH. FALL RIVER WAS FORMERLY PART OF THE TOWN OF FREETOWN
I HEARD (ca 3:00 PM) THAT THERE ARE CHARITABLE GIVING TO BENEFIT SURVIVORS AND other CASUALTIES OF SEPT Eleventh (11th) YEAR 2002. MY reception of WBZ is frequently unreliable. WHEN I WAS IN THE ARMY (USA) IN THE PALMETTO STATE I HEARD WBZ ONE (01) NIGHT MORE

AUGUST 31st 2002
MR JACK CRAPO to DOW JONES and Co
Supporting STATEMENT

I WAS ON A SIDE ROAD Next to the Golf COURSE WHICH WAS USED BY PRESIDENT FIVE (05) STARS DWIGHT D. EISENHOWER, WHO ~~W~~ Visited it AS ~~COMMAN~~ Supreme COMMANDER IN CHIEF ~~HOURS~~ Shortly Before his ARRIVAL it WAS Noticed a tree had died SO QUICKLY PERSONNEL RESPONDED, PAINTING it GREEN. INSUFFICIENT TIME TO PLANT A NEW TREE. I COULD HEAR WBZ WHEN LOCAL STATION(S) WENT OFF AIR. I WAS IN CAR WITH ENGINE ON (a car SOLD to ME BY MRS SARAH H. TEMPERLEY (HOPF) AND HOSE FROM GAS ~~PIPE~~ EXHAUST PIPE ~~CO~~ PIPED INTO MY CAR-MY WINDOWS other wise CLOSE

THE Commonwealth of MASSACHUSETTS HAS the HENRY H. CRAPO CHARITABLE FOUNDATION Last time I Knew MR PETER CRAPO. BULLARD WAS it'S PRESIDENT MR CRAPO WAS CHARGED BY MR Henry HOWLAND CRAPO. WHO DIED AT MICHIGAN WITH PROTECTING THE REPUTATION OF THE CRAPO NAME. MR CRAPO HAD BEEN A LUMBERMAN IN MICHIGAN SINCE I BEGAN SENDING THESE Filings to STATE TREASURER Hon Ms Shannon P O'BRIEN ~~ESQ~~ THE CORPORATE STORE WHERE the Well Known

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MR JACK CRAPO to DOW JONES & CO INC
cont. supporting Statement

SON OF the late Former GOVERNOR OF MICHIGAN AND AUTOMAKER WAS a MEMBER OF THE BOARD OF DIRECTORS HAS DISCONTINUED the Sale OF STATIONERY PAPER MANUFactured BY a Well Known MASSACHUSETTS FROM COTTON IN it's entire-TY AND SELLS PAPER MANUFACTURED BY TIMBER FELLED FROM RAIN FORESTS OF the United STATES OF BRAZIL. ANOTHER STORE Sells me the STATIONERY MANUFACTURED exclusively from Cotton BUT I HAVE TROUBLE GETTING ACCURATE receipts. ONE employee ~~is~~ who gives me inaccurate receipts is clearly A MINORITY EMPLOYEE.

NEW BEDFORD historically WAS a Well Known lead manufacturer OF TEXTILES. Cotton WAS Shipped TO BY SHIP TO NEW BEDFORD AND THE PRODUCTS MADE FROM IT SENT BACK to BE SOLD there.

MR Frederick DOUGLAS IN his AUTO BIOGRAPHY WROTE ABOUT how NEGROES WERE ASSIGNED TO DO the MOST PHYSICALLY ARDUOUS WORK. MR DOUGLAS DURING POST RECONSTRUCTION WAS NAMED

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MR JACK CRAPO to DOW Jones & Co
supporting statement cont.
to the United STATES (OF AMERICA) Diplomatic CORPS + AS USA minister to THE REPUBLIC OF HAITI. A Great honor to MR DOUGLAS But ALSO A Great honor to HAITI, 95% BLACK (AFRICAN-CARIBEAN AMERICAN) RECOGNIZING it's importance WOOD WHALERS FROM NEW ENGLAND WERE IN The CARIBEAN ALOT AND MAKING IT AN IMPORTANT ALLY OVER the SEAS AND ENDING The NOTION WE AS A NATION TAKE OUR CUES FROM EUROPE. IT IS TRUE PRESIDENT LINCOLN ISSUED HIS EMANCIPATION Proclamation Following THE Action OF HIS IMPERIAL MAJESTY THE TSAR OF ALL THE RUSSIANS to FREE THE SERFS AND FOLLOWING the Action OF THE British NAVY IN APPREHENDING THE ARMSTED SHIP THAT THE US SUPREME COURT ACQUITTED THE AFRICAN ~~Hostages~~ Hostages OF UNLAWFULL SEDITION IN STAGING ~~A MUTINY~~ THEIR MUTINY.

MR William BLIGH KNOWN FOR His EXEMPLARY CAPTAINSHIP OF A LIFE-BOAT in the PACIFIC OCEAN. LATE His Excellency GOVERNOR OF New South WALES WAS AN ADMIRAL OF THE ROYAL more

AUGUST 31ST YEAR 2002 PP EXHIBITS
MR JACK CRAPO TO DAN JONES & CO INC
SUPPORTING STATEMENT
NAVY. MR JOHN QUINCY ADAMS, ESQUIRE. FORMER PRESIDENT, AS ~~A~~ MEMBER OF THE US HOUSE OF REPRESENTATIVES AND MR BALDWIN, ESQ a DEPOSITER OF THE NEW HAVEN SAVINGS BANK REPRESENTED THE "MUTINEERS"

4:30AM they still Search North of here FOR the RAGING "BLACK BEAR" MR ~~ROMNY~~ ROMNEY, MBA, JUR. D. ESQUIRE MY FORMER AUXILARY BISHOP WAS ON RAD-IO SAYING HE SUPPORTS THE OBJECTIVES OF CUSTODIANS WHO WANT IMPROVED EMPLOYMENT CONDITIONS. IT'S MR William Mitchell ROMNEY

THE US DEPARTMENT OF STATE BACKGROUND NOTES MAY 1973 HAS ON AUSTRALIA DAY (JAN 26, 1788) THE COLONY OF NEW SOUTH WALES WAS FOUNDED BRITISH CAPTAIN ARTHUR PHILLIP AND MAY 1901 HIS ROYAL HIGHNESS THE DUKE OF YORK OPENING THE FIRST FEDERAL PARLIAMENT OF THAT KINGDOM IN MAY 1927 ANOTHER DUKE OF YORK HIS ROYAL HIGHNESS, TOO WENT TO AUSTRALIA FORMALLY TRANSFERR-ING THE SEAT OF THE KINGDOM'S LOCAL GOVERNMENT TO CANBERRA LATER THAT DUKE, THEN HIS MAJESTY RT EXCELLENT THE KING, REGNANT (FATHER OF AUSTRALIA'S PRESENT SOVER-EIGN, REGNANT). OCTOBER NINTH (09th) 1942

MORE

AUGUST 31st Year 2002 PP ~~EXHIBITS~~
Mr JACK Crapo to DOW Jones & Co
INC cont Supporting Statement
The Kingdom ratified STATUE OF
WESTMINISTER. the USA DEPARTMENT
OF STATE FAILED to MENTION
HER MAJESTY, THE QUEEN Mother
ELIZABETH. then Queen Consort Wor-
ried ABOUT the Decision OF her
husBAND NOT to leave the United King-
DOM. to GIVE AUSTRALIA Local autoNOMY
MEANT A surrender (unlikely to happen
by KING George VI) BY A United
KINGDOM PRIME MINISTER could MEAN
A Surrender ~~to~~ OF AUSTRALIA, A HORRIFY-
ING STORY THAT Would BE to Viscount
MONTBATTEN AND GENERAL DOUGLAS
MAC ARTHUR WHO WERE the local
Theatre COMMANDERS IN THE DE-
FENSE EFFORT to PREVENT
THE INVASIONS OF the Kingdoms
OF AUSTRALIA AND NEW ZEALAND
AND THE EMPIRE OF INDIA. At that
TIME MALAYA AND SINGAPORE
WERE PART OF THE INDIAN SUB-
CONTINENT THE AXIS OCCUPATION
OF THE MALAY PENNINSULAR GAVE
AMERICANS A REASON to BE AFRAID
THOSE IN CHARGE OF ~~THA~~ THE ALLIED
WAR EFFORT KNEW OF THE HALOCOST.
MORE

AUGUST THIRTY-FIRST (31ST) CALENDAR YEAR 2002
MR JACK CRAPO to DOW JONES AND CO INC
CONTINUATION MY SUPPORTING STATEMENT

AUGUST 15 (FIFTHTEENTH) 2002 5PM TO PERHAPS 9:08 PM AND ON DIVERS OTHER OCCASIONS I NOTICED UNPLANNED ELECTRIC POWER OUTAGE AT TEN AGASSIZ STRT CAMBRIDGE MA 02140. THE NEXT DAY I BOUGHT NEW FLASHLIGTS AT RADIO SHAK. SUMMER STRT BOSTON MA

AUGUST 28TH (TWENTY-EIGHTH) YEAR 2002 I NOTICED WALL STREET JOURNALS ("JOURNALS") IN ENTRYWAY OF TEN AGASSIZ STRT CAMBRIDGE MA UNDERNEATH THE LETTER BOXES. WHICH I PICKED UP AND PUT THEM IN BULK MAIL BOX OF FOYER SAID ADDRESS AT NEARLY 1:30 PM. THAT EVENING THE BUILDING SUPERINTENDENT OF THE PREMISES, SIX AND TEN AGASSIZ STRT AND FIFTHTEEN LINNAEAN STRT WASHED AND DRIED CLOTHES WITH ME IN THE BUILDING LAUNDERETTE. I TOLD HER AT THE TOP OF AGASSIZ STRT. AT LANCASTER STRT. A HARVARD UNIVERSITY TRAINED PSYCHOLOGIST AND HIS WIFE. A FORMER UNITARIAN-UNITARIAN PARISH SECRETARY HAD LIVED AND WHOM I ATTENDED CHURCH WITH. THE COUPLE WERE KNOWN FOR HAVING UNIVERSITY STUDENTS TO THEIR HOME

AUGUST 28 2002 10:43 PM A VERY LOUD UNPLEASANT SCREAMING NOISE INTERRUPTED MY SLEEP.

11:37 PM I HAD A VERY UNPLEASANT DREAM.

AUGUST TWENTY-NINTH (29TH) 2002 IN COURT MR HOWARD PERKINS, JR, ESQ., LAWYER FOR FIRST CAMBRIDGE REALTY CORPORATION, IT'S PARENT ORGANIZATIONS, AFFILIATES, ~~CORPORATIONS~~ CORPORATORS, INCORPORATORS, SHAREHOLDERS, TRUSTEES, OFFICERS, PARTNERS, EMPLOYEES. VENDORS, AND ALL INDIVIDUALLY SAID HE HAD FAILED TO READ

MORE

AUG 31ST Year 2002 PP ~~EXHIBITS~~
MR JACK CRAPO TO DOW JONES & CO, INC
CONT. MY SUPPORTING STATEMENT
MY COPIES OF FILINGS WHICH I SENT
HIM VIA CERTIFIED MAIL RETURN RE-
CEIPT REQUESTED

AUGUST thirtieth(30th) 2002 I HEARD
NOISE FROM STAIRWELL AREA 9:15 AM, I
BEGAN MY BATH. THE WATER FROM HOT
WATER FAUCET WAS WARM AND COLD
11:18 AM WHEN I EXITED MY PLACE I
FOUND MAIL ON MY THRESHOLD
11:30 AM IN ~~VESTIBULE~~ FOYER WALL
STREET JOURNALS IN ~~Bulk Mail~~ BLUE
TRASH BOX ON FLOOR OF FOYER
I Picked them UP AND PUT them
IN BULK MAIL BOX. Between 8:30 PM
AND NIGHT TIME I Noticed three NSTAR
Motor Vehicles MA #26-973, #26-953
AND ONE other Near INSECTION OF HIGH
STREET AND SUMMER STRT Boston
AND NEAR THEM A Boston MA TRAFFIC
TICKET 11:55 PM WALL STREET
JOURNALS OF AUGUST 29 + 30th
IN ENTRY AREA TEN AGASSIZ STRT.

AUGUST 28th (Twenty-EIGHT 28th)
2002 (Wed) A BROCHURE FOR ME IN A
PILE OF SUCH (over thirty) FROM NORTH-
EASTERN UNIVERSITY ALSO A SIMILAR
MAILING FROM AT AND T

AUGUST THIRTIETH (30th) 2002
ALL the Northeastern UNIVERSITY
BROCHURES GONE

MORE

MR JACK CRAPO to Dow Jones & COMPANY INC AUGUST 31st 2002 (Saturday)

BEFORE I AM NO Hot WATER FROM MY Kitchen FAUCET

AUGUST Twenty-FIFTH (25th) Year 2002 MY Certified MAIL RETURN RECEIPT REQUESTED letter to MASTER O'HARA WHICH I POSTED AUGUST 26th Year 2002 # 7002 0510 0003 4335 6405 CHAPTER FIVE (05), ~~OF~~ SECTION TWO (02) TITLED "THE INCOURAGEMENT OF LITERATURE" AS WRITTEN BY CONGRESSMAN IN THE US CONTINENTAL CONGRESS, AS IS SECTION ONE (01) OF CHAPTER FIVE OF THE CONSTITUTION OF THE COMMONWEALTH OF MASSACHUSETTS MANDATES COOPERATION BY ALL OF EDUCATION, LITERATURE, ETC AND FAILING TO DELIVER THE BROCHURES AND THE AT+T MAIL IS A FAILURE OF MY LANDPERSON TO COMPLY WITH STATE CONSTITUTION AND DIVERS OTHER PARTS, SECTIONS AND CHAPTERS OF SAID CONSTITUTION AS AMENDED

ENCLOSED HEREIN WHICH Will BE MADE AVAILABLE TO ALL WHO ATTEND Stockholder Meetings PRIOR to BALLOTTING ON THIS Share holder Proposal

MORE

AUGUST 31st YEAR 2002 ~~EXHIBIT~~
MR JACK CRAPO to DOW JONES AND CO INC

Contin. my shareholder proposal supporting STATEMENT FORTY-SIX (46) PAGES IN all printed ONE SIDE reverse SIDES BLANC THEY INCLUDE DOCUMENTATIONS MY SERVICE AS A Military dependent SERVICE IN U.S. AIRFORCE Reserve OFFICER TRAINING CORPS. Active USA ARMY MEDICAL ENLISTED CORPS, USA ARMY RESERVES, AND AS A MEMBER OF THE MASSACHUSETTS ARMY NATIONAL GUARD, INCLUDING MY SERVICE AS PUBLIC AFFAIRS SPECIALIST

DOCUMENTATION OF SERIOUS LOSSES IN THE STATE BOARD OF RETIREMENT ENDOWMENT FUNDS (STAT TREASURER HON SHANNON P. O'BRIEN, ESQ., J.D., BOARD ~~CHWM~~ CHWN)

obituary of CONSTABLE AND Northeastern UNIVERSITY LAW SCHOOL GRADUATE MR DOMINIC LEON, AUG 17 2002 AT WAVERLY, BELMONT MA

FRONT PIECE OF HARVARD UNIVERSITY ALUMNI MAGAZINE SEPT-OCTOBER 2002 GIFT TO PROPONENT BY MR

MORE

AUG 31ST 2002 pages ~~EXHIBITS~~
MR JACK CRAPO TO DOW JONES and CO
INC
continuance my supporting STATEMENT
CASIMIR DE RHAM, ESQUIRE, SENIOR MANAG-
ING LAW PARTNER OF PALMER AND DODGE
AND DIRECT LINEAL DESCENDANT OF
THE FIRST FULLY accredited diplomat
to the USA OF the CONFEDERATION
SUISSE

LETTER OF MR HOWARD R. PERKINS
JUNR., ESQUIRE ON BEHALF OF
FIRST CAMBRIDGE REALTY CORPORATION,
STU-LIN FAMILY TRUST AND OTHER PARENT
CORPORATIONS, AFFILIATES, SUBSIDIARIES,
TRUSTEES, CORPORATORS, INCORPORATORS, OF-
FICERS, EMPLOYEES, PARTNERS, etc IN
THEIR ORGANIZATIONAL capacities AND
INDIVIDUALLY TO THE HONORABLE COURT,
to stockholder proponent

COPY OF Letter to MASTER
DONALD S. O'HARA VIA CERTIFIED
MAIL Return receipt requested
AT TEN AGASSIZ STREET, CAM-
BRIDGE MA 02140

copy my receipt of eating at
SBARRO, a publicly held corporation

my receipts of mailing
CERTIFIED MAIL Return receipt
REQUESTED to THE OFFICE OF
Bristol County DISTRICT Attorney.
TO HON TOWN OF DARTMOUTH ~~TOWN~~ TOWN
CLERK'S OFFICE. VIA ORDINARY MAIL

with more

AUG 31st 2002
Mr JACK CRAPO to DOW Jones & Co INC
Certificate of mailing my Supporting Statement to FIRST CAMBRIDGE REALTY CORPORATION, U.S.A. POSTAL SERVICE Fort Point, BOSTON MA RECEIPTS OF Certified Mail to STATE OF NEW JERSEY HON Superior Court to MRS JOSE ("JOSEPH") M. SEGARRA, Domestic Return Receipts FROM HON USA TAX COURT, OFFICE OF COORDINATOR OF THE AMERICANS WITH DISABILITY ACT COMMONWEALTH OF MASSACHUSETTS TRIAL COURTS HON ADMINISTRATOR, RECEIPT OF DELIVERY HON STATE TREASURER MS Shannon P. O'BRIEN, HON DISTRICT COURT (HON MR ROBERT L. MOSCOLN), MAC-GRAY CORPORATION, MR PERKINS JR., PROOF OF MAILING TO EPISCOPAL LIFE, MY STATEMENT FROM HON STATE TREASURER O'BRIEN (AUG 30, 2002) AND other exhibits totalling Forty-Six (46) pages and Four TABLE OF CONTENTS PAGES

DUNKIN DONUTS (Porter Square) CAMBRIDGE PROVIDES ME WITH A TEN % DISCOUNT ON MY purchases AT IT AND THIS MONTH The MASSACHUSETTS BAY TRANSPORTATION Authority PROVIDED ME WITH A SENIOR Citizen DISCOUNT CARD. Normally a local rapid Transit FARE IS $ONE. WITH MY CARD MY FARE IS 25¢

MORE

AUG 31ST 2002
MR JACK CRAPO to DOW JONES & CO INC
CONT. MY SUPPORTING STATEMENT

MR CHAYETTE 7PM WAS Back ON WBZ SAYING the COURT upheld TOWN OF DARTMOUTH (MA) WAS RIGHT IN CHARGING HIGHER FEES TO NON RESIDENTS WHO MOORED BOATS at PADANARAM INSIGHT OF HOME OF MY Late GRAND-PARENTS. TO APPLY FOR MY MBTA SENIOR CITIZENS CARD I WAS MADE TO BUY A CERTIFIED BIRTH CERTIFICATE I WAS Charged the FULL RATE FOR the DOCUMENT of TOWN OF DARTMOUTH (MA). IT HAS NOT BEEN MY DECISION I NOT live IN DARTMOUTH MA. USUALLY A DOCUMENT Needed to qualify for a government benefit is at NO charge. AND the MASSACHUSETTS BAY TRANSPORTATION Authority IS AN Authority OF the Government OF THE COMMONWEALTH of MASSACHUSETTS

END OF MY SUPPORTING STATEMENT

Sincerely

John Jennings Crapo, Pro Se
John Jennings ("Jack") CRAPO

Enclosures:

Copy correspondence with enclosures

more

August 31st year 2002
Mr Jack Crapo to Dow Jones & Co INC

Via Certified Mail Return receipt requested please
#7002 1000 0005 4603 7021

* HON DISTRICT COURT DEPARTMENT CAMBRIDGE DIVISION CLERK-MAGISTRATE HON MR ROBERT L. MOSCOW OR SUCCESSOR AS ACTING CLRK-MAGISTRATE COMMONWEALTH of MASSACHUSETTS TRIAL COURTS, HON EDWARD J. SULLIVAN, COURT HOUSE RM 15-15 FIFTHTEENT FLOOR PO BOX 0338 CAMBRIDGE MA 02141-0338
#7002 1000 0005 4603 7014

* HON EXECUTIVE DEPARTMENT OF STATE TREASURER STATE OF MASSACHU-SETTS STATE BOARD OF RETIRE-MENT CHAIRPERSON STATE TREAS-URER HON MS SHANNON P. O'BRIEN ESQUIRE OR SUCCESSOR AS ACTING BOARD CHAIRPERSON JOHN W McCORMACK STATE BLDG ROOM 1219 1 ASHBURTON PLACE Boston MA 02108-1607

* copies my letter of transmittal to said COURT AND to SAID RETIREMENT BOARD I SEND VIA CERTIFIED MAIL RETURN RE-CEIPT REQUESTED AND ALSO TO ~~SAID~~ DOW JONES AND COMPANY INC

JJC/jjc

VIA Certified Mail Return receipt requested please
#7002 1000 0005 4603 7021

* HON DISTRICT COURT DEPARTMENT CAMBRIDGE DIVISION CLERK-MAGISTRATE HON MR ROBERT L. MOSCOW OR SUCCESSOR AS ACTING CLRK-MAGISTRATE COMMONWEALTH of MASSACHUSETTS TRIAL COURTS, HON EDWARD J. SULLIVAN, COURT HOUSE
FIFTHTEENT FLOOR RM 15-15
PO BOX 0338
CAMBRIDGE MA 02141-0338
#7002 1000 0005 4603 7014

* HON EXECUTIVE DEPARTMENT OF STATE TREASURER STATE OF MASSACHU-SETTS STATE BOARD OF RETIRE-MENT, CHAIRPERSON STATE TREAS-URER HON MS SHANNON P. O'BRIEN ESQUIRE OR SUCCESSOR AS ACTING BOARD CHAIRPERSON
JOHN W McCORMACK STATE BLDG
ROOM 1219
1 ASHBURTON PLACE Boston MA
02108-1607

* copies my letter of transmittal to said COURT AND to SAID RETIREMENT BOARD I SEND VIA CERTIFIED MAIL RETURN RE-CEIPT REQUESTED AND ALSO TO ~~SAID~~ DOW JONES AND COMPANY INC

JJC/jjc

MY TABLE OF CONTENTS
MR JOHN JENNINGS CRAPO. ("JACK CRAPO")
TO DOW JONES AND COMPANY INC
AUGUST THIRTY-FIRST (31st) YEAR 2002
PAGE ONE (01) OF FOUR (04) PAGES PRINTED ONE (01) SIDE reverse SIDES BLANC

ONE (01) US DEPT DEFENSE
—— CERT OF RECOGNITION
TWO (02) WATERTOWN TAB AND PRESS
—— AUG 23 2002 WATERTOWN PUBLIC
—— LIBRARY ——
THREE (03) BOSTON HERALD AUG 2002
—— "BOXING" MATCH HON STATE
—— TRES + AUDITOR HON MS O'BRIEN
—— AND MR DENUCCI ——
FOUR (04) BOSTON HERALD AUG 30 2002
—— STAT PENSION FUND TOOK $1.2
—— BILLION NOSEDIVE IN JULY
FIVE (05) WATERTOWN TAB AND PRESS
—— AUGUST 23 2002 OBITUARIES
—— MR DOMINIC LEONE. NORTHEASTERN
—— UNIV. ALUMNUS. CONSTABLE AND
—— DIVERS OTHER DEATH NOTICES
SIX (06) COVER HARVARD MAGAZINE
—— SEPT/OCT 2002
SEVEN (07) LETTERS OF AUG 13 2002
—— MR HOWARD R. PERKINS, JUNR
—— ATTORNEY AT LAW TO HON DIST
—— COURT DEPT CAMBRIDGE MA
—— TO MR JOHN CRAPO. TO THE
—— HON DISTRICT COURT ——
NINE (09) ——
TEN (10) to NORTHEASTERN UNIVERSITY
TWELVE (12) UNIV COLL ——

MORE

MY TABLE OF CONTENTS
JACK CRAPO TO DOW JONES
AND COMPANY INC
AUG 31 2002

MY TABLE OF CONTENTS
JACK CRAPO TO DOW
JONES & CO. INC
AUG 31 2002
PAGE THREE (03) OF FOUR (04) PAGES

to Forty-ONE (41))

MY TABLE OF CONTENTS
JACK CRAPO TO DOW
JONES & CO INC
AUG 31 2002
PAGE FOUR (04) OF FOUR (04) PAGES

EACH PRINTED ONE (01) SIDE REVERSE PRINTED ONE (01) SIDE

JJC | JJC

SEPT 01, 2002

ONE(01) OF Forty-Six(46) exhibits
John J. CRAPO, pro se

CERTIFICATE OF RECOGNITION

JOHN J. CRAPO

In recognition of your service during the period of the Cold War (2 September 1945 - 26 December 1991) in promoting peace and stability for this Nation, the people of this Nation are forever grateful.

William S. Cohen
SECRETARY OF DEFENSE

DD FORM 2774, 1 JUL 98

JJC/JJC

TWO(02) OF ~~Fifty~~ Forty-six exhibits Forty-Six
John J. CRAPO, Pro Se

A family affair

Whitney descendants donate money to Watertown library

By Eunice Kim
STAFF WRITER

For Lyn Legere of Brighton, a simple "thank you" didn't quite capture the extent of her gratitude for a few staff members of the Watertown Free Public Library. She felt the friendly nature and hard work of three particular women during the first Whitney Family Reunion, deserved more — a $207 donation to be exact.

Legere, 49, and 49 other descendents of the original Whitney family in Watertown donated the money to the library's building fund last week.

"They went so far out of their way just to be nice," Legere said of Library Director Leone Cole, Adult Services Supervisor Beverly Shank and Adult Services Librarian Kay Westcott. "They were just phenomenal."

The staff worked together with Legere to organize the three- to four-hour visit to the library, which included displays and interpretations of genealogical documents, books and maps.

"We see it as part of our job," Shank said.

The Whitney family was one of the early inhabitants of Watertown. According to "Crossroads on the Charles: A History of Watertown, Massachusetts," by Maud deLeigh Hodges, John Whitney and his son owned a fruit orchard on present-day Lexington Street. His descendants include Eli Whitney, inventor of the cotton gin, and Anne Whitney, a renowned sculptor whose works include the statue of Leif Ericson on Commonwealth Avenue in Boston and the statue of Charles Sumner in Harvard Square.

Modern-day Whitney descendants, who returned to the town of their family's origins, asked the librarians about various landmarks and places germane to their family history, such as the Whitney Hills and Whitney Woods, both of which the group later toured. The library presented original materials of Solan Whitney, the first librarian at the Watertown library in the 1600s. The group also viewed digitized historical maps of the area and were advised of numerous materials for sale.

"For family reunions, the talk often revolves around the 'good old days' and the lifestyle back then when people were nicer," Legere said. In this sense, "the past and the present met in the behavior of these librarians."

The preparation for the event began long before the library's doors opened that Saturday morning. Legere, who began organizing the reunion with others two years ago, started corresponding with the library's staff in the spring, initially asking Cole for permission to use the library and its resources. At that point, it was not known whether the library was going to have the funding to be open on the weekends during the summer. It wasn't until June when Legere learned the budget would indeed allow for weekend openings. Cole then referred Legere to Shank and Westcott, who met Legere in July after several email exchanges and the work went from there.

"We did what we would do for anyone who asked us," Shank said. "We did a professional job."

The donated money will go into the Watertown Free Public Library Building Fund for the library's renovation project, which will cost about $10 million. The renovations, which Cole hopes will begin in 2004, will include a climate-controlled local history genealogy room in which all materials will be made available.

"We're really grateful to the Whitney family for this donation," Cole said.



The Whitney clan at the Watertown Free Public Library. Left to right: Gene Whitney, Marion Whitney Martin, Eugenia Whitney Harrison, Lyn Legere, Partha Buell, Bob Mott, Jan Whitaker, Mike Poston, Karl Schwerin, Robert Croxton Whitney, Ron Kyser, Carolyn Mitchell, Janet Duffield, Robert Ward, Victoria Harrell, Carolyn Whitney Branagan. Not pictured: Esther Mott, the photographer.

JJC/jjc

THREE(03) OF Forty-Six(46) exhibits
J.J. CRAPO

Boston Herald
PATRICK J. PURCELL, Publisher
ANDREW F. COSTELLO JR., Editor
ANDREW P. GULLY
Managing Editor
RACHELLE COHEN, Editorial Page Editor
GUY DARST
Deputy Editorial Page Editor

Opinion


DING! THIS ROUND GOES TO ME!
DeNucci
O'Brien
LOTTERY RECORDS
RECORDS
LOTTERY RECORDS
LOTTERY RECORDS
RECORDS

ANOTHER "BOXING" MATCH

JJC/jjc

FOUR (04) OF Forty-six exhibits
J. J. CRAPO, PRO SE

State pension fund took $1.2 billion nosedive in July

By DAVID R. GUARINO

The state's tanking pension fund lost another $1.2 billion last month, bringing overall losses to nearly $6 billion under state Treasurer Shannon P. O'Brien's watch, new documents show.

O'Brien's gubernatorial opponents are sure to have a field day with the staggering new pension losses, which amounted to 5 percent of the Pension Reserve Investment Management portfolio, according to documents obtained by the Herald.

Republicans and Democrats have hammered O'Brien's management as chairwoman of the PRIM board, saying it — like claims that the state Lottery is mismanaged — taints her resume.

"When someone runs for governor touting her management experience and just about everything she manages goes the wrong direction . . . there is a cumulative effect," said Democratic rival Warren E. Tolman.

The July losses are massive, even by PRIM's recent underperforming standards.

The documents show the fund dropped from about $27.3 billion to just over $26 billion. That rate concludes a drop of 8.6 percent this calendar year and 10.5 percent from last July.

The July losses follow a free fall in pension investments that culminated in a $4.7 billion tally after June figures were compiled earlier this month. At an early August meeting, three pension investors were fired — though only one was let go for poor investment performance.

Since then, O'Brien critics have taken to the radio with ads criticizing her — particularly for $23 million lost in Enron investments made even as the energy giant failed. O'Brien's husband, former lobbyist R. Emmet Hayes, formerly worked for Enron.

At one recent campaign appearance, Tolman coined the phrase "Shannonomics," belittling her role as chairwoman of the bipartisan PRIM board.

Senate President Thomas F. Birmingham, in a Democratic debate Tuesday, joked that voters who like losing $4 billion should vote for O'Brien.

But Treasury First Deputy Michael Travaglini said the figures are merely a reflection of the continuing bear market.

"Anyone investing money now, institutional or individual, is dealing with the same difficult market conditions," Travaglini said.

O'Brien campaign manager Dwight Robson said she will be prepared to fend off new attacks on the PRIM losses but said legislatively mandated returns and the poor market tie pension investors' hands.

"The average person understands when they are opening up their 401(k) that the stock market has gone through a very rough period, particularly in July when the fallout from continued corporate scandals unraveled," Robson said.

According to state regulations, pension investments must try to earn 8.25 percent over the long-term. The return rate is set to minimize appropriations from the state budget to ensure pensions — for retired state workers, teachers and even politicians — are fully funded.

To reach an 8.25 percent return, investors must put pension money in risky equity stocks, treasury officials say.

Travaglini said the July losses, while significant, don't match the 10 percent loss suffered by PRIM in August 1998. The O'Brien aides were not able to say last night how often PRIM has recorded 5 percent losses.

The aides also said that the PRIM losses, while serious, still outperformed the Dow Jones Industrial Average, which lost 5.4 percent, the S&P 500, which lost 7.9 percent and the Nasdaq, which lost 9 percent.

"Given the broader market conditions, July was a difficult month for all investors, including PRIM," Travaglini said. "That being said, however, PRIM continues to out-perform the major indices."

And, Travaglini said, figures for August — which end at market close today — show PRIM is up 1.2 percent, having earned back about $300 million of those losses.

Still, the numbers could be particularly stinging to O'Brien since during debates she has said, during her term as treasurer, the fund has gained $2.5 billion. With July's losses, her answer will have to be cut in half — to $1.3 billion.

Travaglini and Robson said O'Brien was not briefed on the losses before Tuesday night's debate, when she repeatedly referred to the $2.5 billion gains.

JJC/jjc

FIVE(05) OF Forty-six(46) exhibits
J.J. CRAPO, Pro Se

OBITUARIES

Josephine Fantasia

Former executive secretary, 80

Josephine A. (Pugliese) Fantasia of Chicago, formerly of Watertown, died Sunday, Aug. 18, 2002. She was 80.

Mrs. Fantasia lived in Watertown for many years before moving to Chicago in January.

Mrs. Fantasia was an executive secretary for the president of United Electric Controls of Watertown for many years.

Wife of the late Anthony Fantasia, she leaves her daughter, Carmine Fantasia and her husband, Donald Weber, of Chicago; her sister, Mary Dona of Watertown; and many nieces, nephews, great-nieces and great-nephews.

She was the sister of the late Thomas, Ernest, Joseph and Alfred Pugliese.

A funeral was held Thursday, Aug. 22, from DeVito Funeral Home in Watertown, followed by a funeral Mass in St. Patrick's Church in Watertown.

Burial was in St. Patrick's Cemetery in Watertown.

Dominic Leone

Constable, 93

Dominic Leone of Watertown died Saturday, Aug. 17, 2002, at Belmont Manor Nursing Center. He was 93.

Born in Newton, the son of the late Giuseppe and Cedidia (Antonellis) Leone, he was a Watertown resident for more than 60 years. He was a graduate of Northeastern Law School.

Mr. Leone was a constable in Watertown. He was the head groundskeeper at the Leo J. Martin Golf Course in Weston for more than 30 years.

He was a former member of the Elks.

Husband of the late Stella (Tocci) Leone, he leaves his children, Darlene Stella Leone of New Hampshire and Donald J. Leone of Watertown; a daughter-in-law, Barbara (Dulligan) Leone of Watertown; a brother, Daniel Leone of Newtonville; and two grandchildren, Jessica VanOrsdel and Jason Leone.

He was the brother of the late Josephine Scaldini, and Loreto and Gerald Leone.

A funeral service was held Wednesday, Aug. 21, at the Andrew J. Magni Funeral Home in Newton.

Burial was in Calvary Cemetery in Waltham.

Memorial donations may be made to a charity of the donor's choice.

Sylvester Haushеrr

Worked for the Watertown Arsenal and Boston Naval Ship Yard, 82

Sylvester J. "John" Hausherr of Watertown died Friday, Aug. 16, 2002, at Mount Auburn Hospital in Cambridge. He was 82.

Born in Charlestown, he graduated from Boston Trade School. He lived in Watertown for more than 50 years.

He was a U.S. Army veteran of World War II.

Mr. Hausherr started his employment as an apprentice at the Watertown Arsenal in 1939 and progressed through various positions. Following the closure of the Watertown Arsenal, he went to the Boston Naval Shipyard until his retirement.

He leaves his wife, Margaret (O'Toole) Hausherr; his sons, Mark Hausherr and his wife, Roberta, of Florida and Steven Hausherr and his wife, Nancy, of Townsend; his sister, Catherine Devlin of Medford; and five grandchildren.

A funeral was held Tuesday, Aug. 20, from the Nardone Funeral Home in Watertown, followed by a funeral Mass in St. Luke Church in Belmont.

Burial was in Mount Auburn Cemetery in Cambridge.

Donations in his memory may be made to the American Heart Association, 20 Speen St., Framingham, MA 01701.

SUPPORT GROUPS

JJC/jjc

Six(06) OF Forty-Six(46) exhibits
John J. CRAPO, Pro Se



Charismatic CEOs • Testing Trauma • Dorm Decoration
HARVARD
SEPTEMBER-OCTOBER 2002 • $4.95
Whither the Art Museum?
On aug 26 2002
7:55 PM
MR. JOHN J CRAPO
TEN-AGASSIZ STREET APT 30
CAMBRIDGE MA 02140-2025

))C|ii

SEVEN(07) OF forty-six exhibits
John J. CRAPO

HOWARD R. PERKINS, JR.
ATTORNEY AT LAW
One Elm Square
Andover, Massachusetts 01810
Telephone (978)-470-3801
Telecopier (978)-470-3803
E-Mail hrperkins@andoverattorneys.com

VIA OVERNIGHT MAIL

August 13, 2002

Summary Process Clerk
Cambridge District Court
Post Office Box 338
40 Thorndike Street
East Cambridge, Massachusetts 02141

Re: Re: First Cambridge Realty Corp. as management agent for 15 Linnaean Street Limited Partnership v. John Crapo, Cambridge District Court, Civil Action No. 0252SU0445

Dear Sir or Madam:

Please be advised that I am unable to attend the Hearing on Mr. Crapo's Motion to Remove default scheduled by the Court on August 15, 2002 at 9:00 AM due to a conflict with an appearance in another Court. I hereby assent to Mr. Crapo's Motion to Remove Default. I would request that the Court mark this matter for Hearing on Thursday, August 29, 2002 at 9:00 AM.

I have enclosed a copy of my correspondence to Mr. Crapo with notice of my assent to his Motion and Notice of the new Hearing Date. If you require any other action or information to comply with my request please contact me. Thank you for your courtesy and cooperation in this matter.

Very Truly Yours,

Howard R. Perkins, Jr.
Attorney at Law

enclosure

cc: First Cambridge Realty Corp.
Mr. John Crapo

JJC | JJC

EIGHT(08) OF Forty-Six (46) exhibits
John J. CRAPO, Pro Se

HOWARD R. PERKINS, JR.
ATTORNEY AT LAW
One Elm Square
Andover, Massachusetts 01810
Telephone (978)-470-3801
Telecopier (978)-470-3803
E-Mail hrperkins@andoverattorneys.com

VIA OVERNIGHT MAIL AND FIRST CLASS MAIL

August 13, 2002

Mr John Crapo
10 Agassiz Street, #30
Cambridge, Massachusetts 02138

Re: First Cambridge Realty Corp. as management agent for 15 Linnaean Street Limited Partnership v. John Crapo, Cambridge District Court, Civil Action No. 0252SU0445

Dear Mr Crapo:

Please be advised that I am unable to attend the Hearing on your Motion to Remove Default scheduled for August 15, 2002 at 9:00 AM. I have enclosed a copy of my correspondence to the Cambridge District Court indicating that I have assented to your Motion. As a result the Default will be removed. I have also requested that the Court mark this matter for Hearing on Thursday, August 29, 2002 at 9:00 AM.

In the interim I would request that you contact me by telephone to discuss a possible resolution of this matter prior to the Hearing on the 29th. All the landlord desires is to be paid the rent. It is possible that we could negotiate an acceptable resolution and dismiss the pending litigation. Please contact me.

Howard R. Perkins, Jr.
Attorney at Law

enclosure

cc: First Cambridge Realty Corp.
Cambridge District Court

NINE(09) OF forty-SIX(46) exmb- 15
John J. CRAPO, PRO SE JJC|jjc

HOWARD R. PERKINS, JR.
ATTORNEY AT LAW
One Elm Square
Andover, Massachusetts 01810
Telephone (978) 470-3801
Telecopier (978) 470-3803
E-Mail-hrperkins@andoverattorneys.com

VIA OVERNIGHT MAIL

August 13, 2002

Summary Process Clerk
Cambridge District Court
Post Office Box 338
40 Thorndike Street
East Cambridge, Massachusetts 02141

Re: Re: First Cambridge Realty Corp. as management agent for 15 Linnaean Street Limited Partnership v. John Crapo, Cambridge District Court, Civil Action No. 0252SU0446

Dear Sir or Madam:

Please be advised that I am unable to attend the Hearing on Mr. Crapo's Motion to Remove default scheduled by the Court on August 15, 2002 at 9:00 AM due to a conflict with an appearance in another Court. I hereby assent to Mr. Crapo's Motion to Remove Default. I would request that the Court mark this matter for Hearing on Thursday, August 29, 2002 at 9:00 AM.

I have enclosed a copy of my correspondence to Mr. Crapo with notice of my assent to his Motion and Notice of the new Hearing Date. If you require any other action or information to comply with my request please contact me. Thank you for your courtesy and cooperation in this matter.

Very Truly Yours,

Howard R. Perkins, Jr.
Attorney at Law

enclosure

cc: First Cambridge Realty Corp.
Mr. John Crapo

TEN (10) OF Forty-Six (46) exhibits
John J. CRAPO

Classes start September 23rd

Fast and Easy Registration

- 24-hour Web site with online registration – visit www.ace.neu.edu and click on "registration."
- Walk-in advising available at the Main Boston Campus, Monday – Thursday, 12:00–7:00 p.m. Call 617.373.2400 or drop by 180 Ryder Hall.
- Advising appointments are available at all campus locations. Call 617.373.2400 for an appointment.
- Customer Service Associates are available to answer general questions, Monday – Thursday, 8:30 a.m. – 8:30 p.m. and Fridays, 8:30 a.m. – 4:30 p.m.

For more information,
visit www.ace.nu.edu/northeastern202,
or call 877.60.LEARN x202.
TTY: 617.373.2825

SEPTEMBER

1	2	3	(4)	(5)	6	7
8	(9)	(10)	(11)	12	13	14
15	16	17	18	19	20	21
22	(23)	24	25	26	27	28
29	30					

Important Dates ●

Sept 11 | Soft Registration Deadline
Register by this date for your best chance of securing a seat in the class of your choice. After this date, classes with insufficient enrollment may be canceled.

Sept 23 | Classes Begin

Fall Advising Nights ○

Sept 04 | 5:00–7:30 p.m.
Marlborough Campus

Sept 05 | 5:00–7:30 p.m.
Burlington Campus

Sept 09 | 5:00–7:30 p.m.
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Sept 10 | 5:00–7:30 p.m.
Dedham Campus

Sept 11 | 5:00–7:30 p.m.
Boston Main Campus

ASL Interpreter supplied upon request
TTY: 617 373 2825

JJC/jjc

ELEVEN (11) OF Forty-Six (46) exhibits
John J. CRAPO, PRO SE

Nonprofit Organization
U.S. POSTAGE
PAID
ADVO, INC.

aug 28 2002 ECRWSS**C003
RESIDENT APT 30
10 AGASSIZ ST
CAMBRIDGE MA 02140

Northeastern
UNIVERSITY
Higher Learning. Richer Experience.

University College
180 Ryder Hall
360 Huntington Avenue
Boston, MA 02115

www.ace.neu.edu/northeastern202
877.60.LEARN x202

JJC/jjc

TWELVE(12) OF Forty-Six(46) exhibits
John J. CRAPO, Pro Se


Northeastern
UNIVERSITY
UNIVERSITY COLLEGE
FALL SEMESTER
2002
Classes start 9/23
Part-time
College Degrees
Professional
Development
Programs
Graduate
Certificates
NORTHEASTERN UNIVERSITY

JJC/jjc

THIRTEEN (13) OF Forty-Six (46) exhibits

John J. CRAPO, pro se

JJC/jjc

To: MSTR DONALD S O'HARA —
UNIV LECTR AND FCLTY
10 AGASSIZ ST APT Z
CAMBRIDGE MA 02140-2825

RETURN RCPT REQUESTED
PLEASE

From: MR JOHN J. CRAPO AA ABE Pro Se Non DR
PO BOX 400151 CAMBRIDGE
MA 02140-0002

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:
MSTR DONALD S O'HARA —
UNIV LECTR AND
FCLTY
10 AGASSIZ ST APT
Z
CAMBRIDGE
MA 02140-2825

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X ☐ Agent ☐ Addressee

B. Received by (Printed Name) C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☑ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Transfer from service label)
7002 0510 0003 4335 6405

PS Form 3811, August 2001 Domestic Return Receipt

ReadyPost™
DOCUMENT MAILER

FOURTEEN(14) OF Forty-Six(46) exhibits
John J. CRAPO. Pro Se
JJC/jjc



U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)
OFFICIAL USE
Postage
Certified Fee
Return Receipt Fee (Endorsement Required)
Restricted Delivery Fee (Endorsement Required)
Total Postage & Fees
Postmark Here
Sent To MSTR DONALD S O'HARA UNIV LECTR AND FCLTY
10 AGASSIZ ST APT 2
CAMBRIDGE MA 02140-2825
PS Form 3800, January 2001
CERTIFIED MAIL
7002 0510 0003 4335 6405
To: MSTR DONALD S O'HARA
UNIV LECTR AND FCLT
10 AGASSIZ ST APT
CAMBRIDGE MA 02140-2
From: MR JOHN J. CRAPO AA ABE Pro Se Non DR
PO BOX 400151 CAMBRIDGE
MA 02140-0002
SENDER: COMPLETE THIS SECTION
COMPLETE THIS SECTION ON DELIVERY
1. Article Addressed to: MSTR DONALD S O'HARA UNIV LECTR AND FCLTY 10 AGASSIZ ST APT 2 CAMBRIDGE MA 02140-2825
2. Article Number 7002 0510 0003 4335 6405
PS Form 3811, August 2001 Domestic Return Receipt
ReadyPost
DOCUMENT MAILER

FIFTHTEEN (15) OF Forty-Six (46) exhibits

John J. Crapo, Pro Se

JJC/jjc


CERTIFIED MAIL
U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)
OFFICIAL USE
10 AGASSIZ ST APT 2
CAMBRIDGE MA 02140-2825
To: MSTR DONALD S. OH
UNIV LECTR AND
10 AGASSIZ ST AP
CAMBRIDGE MA 021
From: MR JOHN J. CRAPO AA ABE PRO SE NIW DR
PO BOX 400151 CAMBRIDGE
MA 02140-0002
ReadyPost
DOCUMENT MAILER

SIXTEEN (16) OF Forty-Six (46)
exhibits
JOHN J. CRAPO, Pro Se
JJC/jjc



CERTIFIED MAIL
U.S. Postal Service
CERTIFIED MAIL RECEIPT
OFFICIAL USE
To: MSTR DONALD S C
UNIV LECTR AN
10 AGASSIZ ST
CAMBRIDGE MA 0
From: MR JOHN J. CRAPO AR ABE Pro Se Non DR
PO BOX 400151 CAMBRIDGE
MA 02140-0002
ReadyPost

SEVENTEEN (17) OF Forty-
six (46) EXHIBITS
JOHN J. CRAPO.

pro se

JJC/jjc


To: ASTR DONALD S O'HARA
UNIV LECTR AND FCLTY
10 AGASSIZ ST APT 2
CAMBRIDGE MA 02140-2825
U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)
OFFICIAL USE
CERTIFIED MAIL
CAMBRIDGE MA 02140-2825

EIGHTEEN (18) OF Forty-Six (46) EXHIBITS
John J. CRAPO, Pro Se

JJC/jjc


U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)
OFFICIAL USE
CERTIFIED MAIL
CAMBRIDGE MA 02140-2825
To: MSTR DONALD S O'HARA—
UNIV LECTR AND FCLTY
10 AGASSIZ ST APT Z
CAMBRIDGE MA 02140-2825
MR JOHN J CRAPO AA ABE Pro Se Now DR
PO BOX 400151 CAMBRIDGE
MA 02140-0002

Fr: MR JOHN J. CRAPO AA ABE Pro Se Nom DR
PO BOX 400151 CAMBRIDGE
MA 02140-0002

ReadyPost™
DOCUMENT MAILER

U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)
OFFICIAL USE

7002 0510 0003 4335 6405

Sent To: MSTR DONALD S O'HARA UNIV LECTR AND FCLTY
10 AGASSIZ ST APT 2
CAMBRIDGE MA 02140-2825

To: MSTR DONALD S O'HARA -
UNIV LECTR AND FCLTY
10 AGASSIZ ST APT 2
CAMBRIDGE MA 02140-2825

NINETEEN (19) OF Forty-Six (46)
Exhibits

JOHN J. CRAPO, Pro Se
JJC/jjc

~~TWENTY (20) OF~~
~~John J. CRAPO, pro se~~
JJC/jjc

Twenty (20) OF Forty-Six (46) exhibits
John J. CRAPO. pro se
JJC/jjc

ACQUAINTENCES...
I DID HAPPE
NAME AMONG NA
OF FACULTY TEAC

I HAVE
TROUBLES TOO
OFFERED SOME
AIDED ME BUT
IN ... AND

NOTICE
IN A ROSTER
HERE LOCALLY
IS AN EXCEPTION
MY ATTENTION

WAS A COURSE
AGO WHICH FASCI
IRED PREPARATION
ISTRY-AS PREREQU
ION IN ... I'VE HAD

Twenty-one (21) OF Forty-six (46) exhibits
JJC/jjc

[redacted]

John J. CRAPO

I DID HAVE
NAME AMONG A
OF FACULTY TEA

NOTICE YOU
IN A ROSTE
ERE LOCA
IS AN EX

TROUBLES YOU
OFFERED SOME

WAS A
AGO WHIC
IRED

PLACE STICKER - TOP OF FOLDER/TOP TO THE RIGHT

93009259
10" x 13" Envelope
$.49
Made in the U.S.A.

UNITED STATES POSTAL SERVICE.

exhibits
TWENTY-TWO (22) OF Forty-Six (46)
JJC/jjc JOHN J. CRAPO

PLACE STICKER AT TOP OF ENVELOPE TO THE RIGHT

93009259
10" x 13" Envelope
$.49
Made in the U.S.A.

UNITED STATES
POSTAL SERVICE.

TWENTY-three (23) of Forty-Six (46) exhibits
JJC iii C John J. CRAPO

JOHN J. CRAPO. PRO SE. AA. ABE. NON AM.
NON MS. NON PRACTISING LCSW. NON
LPN ETC AUGUST 25th
PAGE ONE (01) OF printed YEAR 2002
TWO (02) pages
One Side Reverse Blanc (SUNDAY)

DEAR MASTER O'HARA.

YOU AND I ARE NOT FRIENDS. ALTHOUGH WE'VE HAD MANY CHANCES TO BECOME FRIENDS. FRIENDLY NEIGHBORS. FRIENDLY ACQUAINTENCES. ET CETERA

I DID HAPPEN TO NOTICE YOUR NAME AMONG NAMES ON A ROSTER OF FACULTY TEACHING HERE LOCALLY THIS YEAR. THIS YEAR IS AN EXCEPTION WHEREBYE I THAT LIST MY ATTENTION IT APPEARS YOU LIKE TO WORK

I HAVE MATH TROUBLES AND READING TROUBLES TOO. THERE WAS A COURSE OFFERRED SOMETIME AGO WHICH FASCIN-ATED ME BUT REQUIRED PREPARATION IN MATH AND CHEMISTRY - AS PREREQUI-SITE TO MATRICULATION IN IT. I'VE HAD SIMILAR SUCH ASPIRATIONS.

MY MONTHLY RENT IS $1,050 NOW. MY MONTHLY STATE PENSION IS BUT $810 NO/100, GIVE OR TAKE SOME DEPENDING ON DEDUCTIONS. ETC. THE COMMONWEALTH FAILS TO PROVIDE ME WITH A HOUSING SUBSIDY - IN - SPITE FACT OTHERS GET SUCH

MORE

John CRAPO to Neighbor Mr O'HARA
P. TWO (02) OF TWO (02) PP 25 AUG 2002

ATTENTION AND CONSIDERATION.

I'M AGED SIXTY-FIVE YEARS OF AGE AND I still HAVE AMBITIONS

I'M UNDER A VERY HEAVY BURDEN OF LEGAL WORK INTENDED TO REMEDY THE SITUATION. AND MY HOUSING IS VERY CHAOTIC

I'M BEING VERY BRIEF

DID THINK I SHOULD TELL YOU I NOTICED YOUR NAME

THERE IS SOME SORT OF TRADITION THAT ALUMNI COOPERATE IF POSSIBLE WITH FACULTY, ADMINISTRATION, ETC

THAT IS SAME SPIRIT ACCROSS THE RIVER CHARLES - AT LEAST IT SHOULD BE ??? AT THE CONCRETE CAMPUS AT THE END OF ROAD ???

Sincerely

MR John J Crapo, Pro Se
NON PRACTSING LCSW
NON LPN, NON OTR, ETC

JJC/jjc 3:03 AM
SUNDAY 3:28 PM

SENDER: *COMPLETE THIS SECTION*

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

MSTR DONALD S O'HARA
UNIV LECTR AND
FCLTY
10 AGASSIZ ST APT
2
CAMBRIDGE
MA 02140-2825

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X ☐ Agent ☐ Addressee

B. Received by (*Printed Name*) C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (*Extra Fee*) ☐ Yes

2. Article Number (*Transfer from service label*) 7002 0510 0003 4335 6405

PS Form 3811, August 2001 Domestic Return Receipt 102595-02-M-1035

Twenty-six (26) of Forty-Six (46) exhibits
John J. Crapo, pro se
JJC/jjc

UNITED STATES POSTAL SERVICE

First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

MR JOHN J. CRAPO, AA, ABE, PRO SE, NON DR
PO BOX 400151
CAMBRIDGE MA 02140-0002

Twenty-Seven (27) of Forty-Six (46) exhibits
John J. CRAPO, pro se
JJC/jjc


CVS PHARMACY
GREETING CARD 6 PK
SUBTOTAL
TOTAL
CASH
CHANGE
AUGUST 30, 2002
RETURNS WITH RECEIPT THRU 10/29/02

TWENTY-EIGHT (28) OF FORTY-

Six exhibits

JOHN J. CRAPO, pro se

JJC/jjc

Kinko's (617) 973-9000
2 Center Plaza
Boston, MA 02108
John J. Crapo Pro Se

QTY/LIST	DISC	PRICE	AMOUNT
1 Supplies/ Stat MISC			
1.15	0.00	1.15	1.15
1 Supplies/ Stat MISC			
12.95	0.00	12.95	12.95

SUB 14.10 TX 0.71 TOT 14.81
CASH 20.00
CHG 5.19

CW 89 TR 402630 RG 2A 08/30/02 20:27
Visit us @ http://www.kinkos.com

Kinko's (617) 973-9000
2 Center Plaza
Boston, MA 02108
John J. Crapo Pro Se

QTY/LIST	DISC	PRICE	AMOUNT
58 ES B&W S/S WHITE STD			
0.08	0.00	0.08	4.64

SUB 4.64 TX 0.23 TOT 4.87
CASH 20.00
CHG 15.13

CW 104 TR 402603 RG 4 08/30/02 17:30
Visit us @ http://www.kinkos.com

CVS PHARMACY

2 CENTER PLAZA, BOSTON, MA
PHARMACY: 523-3653 STORE: 523-1105
John J. Crapo Pro Se
REG#01 TRAN#2062 CSHR#016488 STR#2256

1 H GREETING CA 6 PK 2.99T
1 H GREETING CA 6 PK 2.99T

2 ITEMS
SUBTOTAL 5.98
*MA 5.0% TAX .30
TOTAL 6.28
CASH 10.00
CHANGE 3.72

5225 6224 2206 2019

GET YOUR CVS EXTRACARE CARD

THANK YOU. SHOP ANYTIME AT CVS.COM!
AUGUST 30, 2002 3:53 PM

RETURNS WITH RECEIPT THRU 10/29/02

Kinko's (617) 497-0125
ONE MIFFLIN PLACE
CAMBRIDGE, MA 02138
John J. CRAPO Pro SE

QTY/LIST	DISC	PRICE	AMOUNT
6 ES B&W S/S WHITE STD			
0.08	0.00	0.08	0.48

SUB 0.48 TX 0.02 TOT 0.50
CASH 1.00
CHG 0.50

CW 276 TR 1257384 RG 4A 08/30/02 13:07
Visit us @ http://www.kinkos.com

Kinko's (617) 482-4400
10 POST OFFICE SQ
BOSTON, MA 02109
John J Crapo PRO SE

QTY/LIST	DISC	PRICE	AMOUNT
7 ES B&W S/S WHITE STD			
0.08	0.00	0.08	0.56

SUB 0.56 TX 0.03 TOT 0.59
CASH 1.00
CHG 0.41

CW 174 TR 314270 RG 3 08/30/02 14:10
Visit us @ http://www.kinkos.com

John J. CRAPO PRO SE
Kinko's (617) 973-9000
2 Center Plaza
Boston, MA 02108

QTY/LIST	DISC	PRICE	AMOUNT
1 Supplies/ Stat MISC			
12.95	0.00	12.95	12.95

SUB 12.95 TX 0.65 TOT 13.60
CASH 14.00
CHG 0.40

CW 104 TR 402576 RG 4 08/30/02 16:02
Visit us @ http://www.kinkos.com

Twenty-Nine (29) of Forty-six (46) exhibits
John J. Crapo pro se
JJC///JC

This

SIDE

BLANK

#26 - 953

nearby Sawy

[illegible]

99 Bedford St

Bost

THIRty (30) OF Forty-Six (46)
exhibits

John J. Crapo, Pro Se

JJC/jjc

THIRty-one (31) OF Forty-
Six (46) exhibits
John J. CraPo, Pro Se
JJC/jjc

Dear AUG 30 2002
BulFINCH MED GROUP
Please INForm
DR Robert A. HUGHES
MD MPP
I Say hello
Sincerely
John J. CRAPO
Pro Se 4:03 PM
JJC/jjc

aug 30 2002 7:35 PM
NSTAR Electric
USDOT 190261
Summer St + Hyn Stre
MA H 26-973
Commercial plate
003172
Yellow head lights

G83-708
com plate
30 aug
2002
7:40
PM
[illegible]

Aug 30 2002
AB-35217
FLT Garzon
Uhaul
Garc
617 354-0500
BE 2935 M

THIRTY-TWO (32) OF Forty-SIX (46) exhibits
JOHN J. CRAPO,
pro se
JJC/jjc


sbarro
SUPER SLICE PIZZA
Pepperoni
Cheese
Supreme
Sausage
sbarro
sbarro
Pepperoni
Supreme
Cheese
Sausage
sbarro
sbarro
sbarro

John J. Crapo, Pro Se
JJC/jjc aug 30th 2002

Thirty-three (33) OF Forty-Six (46) exhibits
JOHN J. CRAPO,
pro se JJC/jjc

John J. Crapo, Pro Se
JJC/jjc Aug 30 2007


sbarro
Cheese
Sausage
Pepperoni
Supreme
SUPER SLICE™ PIZZA
Pepperoni
Supreme
Cheese
Sausage
sbarro
sbarro

THIRTY-FOUR (34) OF FORTY-SIX (46) exhibits
JOHN J. CRAPO, pro se
JJC/jjc

U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

7002 0510 0004 3570 2103

NEW BEDFORD, MA 02740

Postage	$ 1.29	UNIT ID: 0114
Certified Fee	2.30	Postmark Here
Return Receipt Fee (Endorsement Required)	1.75	
Restricted Delivery Fee (Endorsement Required)		Clerk: KY32S1
Total Postage & Fees	$ 5.34	08/28/02

Sent To COMMONWEALTH OF MASSACHUSETTS OFC OF CNTY PROSECUTER ATTN PIEAS E BRISTOL CNTY DIST ATTNY HON PAUL F WALSH JR ESQUIRE OR MR ARMISTEAD
Street, Apt. No.; or PO Box No. 888 PURCHASE ST
City, State, ZIP+4 NEW BEDFORD MA 02740

PS Form 3800, January 2001 See Reverse for Instructions

U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

7002 0510 0004 3570 2608

NORTH DARTMOUTH, MA 02747

Postage	$ 0.60	UNIT ID: 0114
Certified Fee	2.30	Postmark Here
Return Receipt Fee (Endorsement Required)	1.75	
Restricted Delivery Fee (Endorsement Required)		Clerk: KY32S1
Total Postage & Fees	$ 4.65	08/28/02

Sent To TOWN OF DARTMOUTH, TWN CLRK'S OFC TWN CLRK AND BD OF REGISTRARS CLRK PRO TEMP HON ELEANOR J. WHITE OR SUCCESSOR AS ACTNG TWN CLRK
Street, Apt. No.; or PO Box No. 400 SLOCUM RD
City, State, ZIP+4 DARTMOUTH MA 02747-3234

PS Form 3800, January 2001 See Reverse for Instructions

Thirty-Five (35) OF Forty-Six (46) exhibits John J. CRAPO. pro se

U.S. POSTAL SERVICE **CERTIFICATE OF MAILING**
MAY BE USED FOR DOMESTIC AND INTERNATIONAL MAIL, DOES NOT PROVIDE FOR INSURANCE—POSTMASTER

Received From:
MR JOHN CRAPO PRO SE. NON LLB
PO BOX 400151
CAMBRIDGE MA 02140-0002

One piece of ordinary mail addressed to:
FIRST CAMBRIDGE REALTY CORP AND IT'S AFFILIATES AND PARENT ORGANIZATIONS
907 MASSACHUSETTS AVE
CAMBRIDGE MA 02139

PS Form 3817, Mar. 1989

UNITED STATES POSTAL SERVICE 6666
JOHN F KENNEDY STA BOSTON MA AUG 26 2002
U.S. POSTAGE PAID BOSTON, MA 02114 AUG 26, 02 AMOUNT $0.90 00068390-05

U.S. POSTAL SERVICE **CERTIFICATE OF MAILING**
MAY BE USED FOR DOMESTIC AND INTERNATIONAL MAIL, DOES NOT PROVIDE FOR INSURANCE—POSTMASTER

Received From:
JOHN J. CRAPO. PRO SE. ABE. NON LLB
PO BOX 400151
CAMBRIDGE MA 02140-0002

One piece of ordinary mail addressed to:
U.S. POSTAL SERVICE
CHANNEL STATION MANAGER OF CUSTOMER SERVICES MR THOMAS COOPER OR ACTING MGR OF CUSTOMER SERVICES
25 DORCHESTER AVE
BOSTON MA 02205-9761

PS Form 3817, Mar. 1989

UNITED STATES POSTAL SERVICE 6666
JOHN F KENNEDY STA BOSTON MA AUG 26 2002
U.S. POSTAGE PAID BOSTON, MA 02114 AUG 26, 02 AMOUNT $0.90 00068390-05

U.S. POSTAL SERVICE **CERTIFICATE OF MAILING**
MAY BE USED FOR DOMESTIC AND INTERNATIONAL MAIL, DOES NOT PROVIDE FOR INSURANCE—POSTMASTER

Received From:
JOHN J. CRAPO, PRO SE, NON LLB
PO BOX 400151
CAMBRIDGE MA 02140-0002

One piece of ordinary mail addressed to:
FIRST CAMBRIDGE REALTY CORPORATION
907 MASSACHUSETTS AVE
CAMBRIDGE MA 02139

PS Form 3817, Mar. 1989

Affix fee here in stamps
U.S. POSTAGE PAID BOSTON, MA 02205 AUG 30, 02 AMOUNT $0.90 00057547-70
FORT POINT STA BOSTON MA 02205 AUG 30 2002 USPS
UNITED STATES POSTAL SERVICE 6666

JJC/jjc

thirty-six (36) OF Forty-Six (46) exhibits
John J. Crapo, Pro Se

7002 1000 0005 4605 1614

U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

OFFICIAL USE

TRENTON, NJ [illegible]

Postage	0.60	UNIT ID: 0114
Certified Fee		[redacted]
Return Receipt Fee (Endorsement Required)	1.75	Postmark [redacted]re
Restricted Delivery Fee (Endorsement Required)		C[redacted]KV841
Total Postage & Fees	$ 4.65	08/26/02

Postmark: JOHN F KENNEDY STA · AUG 26 2002 · BOSTON MA USPS

Sent To STATE OF NEW JERSEY, HON SUPERIOR COURT OF MONMOUTH COUNTY SUPERIOR COURT
Street, Apt. No.; or PO Box No. CLRK'S OFC CHANCERY DIVISION COURT HOUSE 209 S BROAD ST
City, State, ZIP+4 TRENTON NJ 08650-0971

PS Form 3800, April 2002 See Reverse for Instructions

7002 0510 0003 4335 6405

U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

OFFICIAL USE

CAMBRIDGE, MA 02140

Postage	$ 0.60	UNIT ID: 0114
Certified Fee	2.30	[redacted]
Return Receipt Fee (Endorsement Required)	1.75	Here [redacted]
Restricted Delivery Fee (Endorsement Required)		Clerk: KKV841 [redacted]
Total Postage & Fees	$ 4.65	08/26/02

Postmark: JOHN F KENNEDY STATION · AUG 26 2002 · BOSTON MA USPS

Sent To MSTR DONALD DA [illegible]HART, UNIV LECTR AND FCLTY
Street, Apt. No.; or PO Box No. 10 AGASSIZ ST APT 2
City, State, ZIP+4 CAMBRIDGE MA 02140-2825

PS Form 3800, January 2001 See Reverse for Instructions

7002 0860 0007 4927 4640

U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

OFFICIAL USE

WATERTOWN, MA 02472

Postage	$ 1.75	UNIT ID: 0109
Certified Fee	2.30	
Return Receipt Fee (Endorsement Required)	1.75	Postmark Here
Restricted Delivery Fee (Endorsement Required)		Clerk: BXTCJR
Total Postage & Fees	$ 5.80	08/30/02

Postmark: POINT SIX BOSTON MA 02205 · AUG 30 2002 · USPS

Sent To MRS JOSÉ (JOSEPH) M. SEGARRA
Street, Apt. No.; or PO Box No. 45 GRENVILLE RD
City, State, ZIP+4 WATERTOWN MA 02472

PS Form 3800, April 2002 See Reverse for Instructions

JJC/jjc

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to: UNITED STATES TAX COURT ~~CLERK'S~~ COURT CLERK'S OFC CLRK HON MR CHARLES S. CASAZZA OR SUCCESSOR AS ACTNG CLRK
400 2ND ST NW
WASHINGTON DC 20217
20217-0002

COMPLETE THIS SECTION ON DELIVERY

A. Signature ☐ Agent ☐ Addressee
B. Received by (Printed Name) C. Date of Delivery 8/21/02
D. Is delivery address different from item 1? ☑ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Transfer from service label) 7002 1000 0005 4604 8911

PS Form 3811, August 2001 Domestic Return Receipt 102595-02-M-1035

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to: MIDDLESEX CNTY CORPORATE CAFETERIA GEN MGR OR SUCCESSOR AS EMPL IN CHARGE EDWARD J. SULLIVAN CT HSE, 40 THORDIKE ST CAMBRIDGE MA 02141

COMPLETE THIS SECTION ON DELIVERY

A. Signature X ☐ Agent ☐ Addressee
B. Received by (Printed Name) C. Date of Delivery
D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

CAMBRIDGE MA AUG 23 2002 02141

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Transfer from service label) 7002 1000 0005 4604 9307

PS Form 3811, August 2001 Domestic Return Receipt 102595-01-M-0381

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to: COMMONWEALTH OF MASSACHUSETTS TRIAL COURTS OFC OF ADMNSTR OF TRIAL CTS ATTN PLEASE COORDNTOR OR SUCCESSOR AS ACTNG COORDNTOR AMERICANS WITH DSBLTY ACT
2 CENTER PLZ STE 540
BOSTON MA 02108-1906

COMPLETE THIS SECTION ON DELIVERY

A. Signature X ☐ Agent ☐ Addressee
B. Received by (Printed Name) C. Date of Delivery
D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Transfer from service label) 7002 1000 0005 4604 9505

PS Form 3811, August 2001 Domestic Return Receipt 102595-01-M-0381

Thirty-seven (37) of Forty-six (46) exhibits
John J. CRAPO, pro se
JJC/jjc

UNITED STATES POSTAL SERVICE

28 Aug 2002

First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

JOHN J. CRAPO.PRO SE.NON LWYR.NON PRACNG LCSW
PO BOX 400151
CAMBRIDGE MA 02140-0002

02

UNITED STATES POSTAL SERVICE

BOSTON MA 021 8 PM 23 AUG 2002

aug 26 2002

First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

JOHN J. CRAPO.PRO SE.NON PRACNG LCSW-
PO BOX 400151
CAMBRIDGE MA 02140-0002

02140+0002

UNITED STATES POSTAL SERVICE

aug 26 2002

First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

JOHN J. CRAPO PRO SE.NON PRACNG LCSW
PO BOX 400151
CAMBRIDGE MA 02140-0002

thirty-eight (38) of forty-six (46) exhibits

John J. Crapo, pro se

JJC/jjc

U.S. POSTAL SERVICE **CERTIFICATE OF MAILING**

MAY BE USED FOR DOMESTIC AND INTERNATIONAL MAIL, DOES NOT PROVIDE FOR INSURANCE—POSTMASTER

Received From:

JOHN J. CRAPO PRO SE. ABE NON 118
PO BOX 400151
CAMBRIDGE MA 02140-0002

One piece of ordinary mail addressed to:

U.S. POSTAL SERVICE
CHANNEL STATION MANAGER OF
CUSTOMER SERVICES MR THOMAS
COOPER OR ACTING MGR OF CUSTOMER
SERVICES
25 DORCHESTER AVE
BOSTON MA 02205-9761

PS Form 3817, Mar. 1989

U.S. POSTAGE PAID BOSTON, MA 02114 AUG 26, 02 AMOUNT $0.90 00068390-09

JOHN F KENNEDY STA AUG 26 2002

7002 0860 0007 4927 4640

U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

OFFICIAL USE — WATERTOWN, MA 02472

Postage	$	1.75
Certified Fee		2.30
Return Receipt Fee (Endorsement Required)		1.75
Restricted Delivery Fee (Endorsement Required)		
Total Postage & Fees	$	5.80

UNIT ID: 0109 — Postmark Here — Clerk: [redacted] — 08/30/02

Sent To MRS JOSÉ (JOSEPH) M. SEGARRA
Street, Apt. No.; or PO Box No. 45 GRENVILLE RD
City, State, ZIP+4 WATERTOWN MA 02472

PS Form 3800, April 2002 — See Reverse for Instructions

7002 0510 0003 4335 6405

U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

OFFICIAL USE — CAMBRIDGE, MA 02140

Postage	$	0.60
Certified Fee		2.30
Return Receipt Fee (Endorsement Required)		1.75
Restricted Delivery Fee (Endorsement Required)		
Total Postage & Fees	$	4.65

UNIT ID: 0114 — Postmark Here [redacted] — Clerk: KKVB41 — 08/26/02

JOHN F KENNEDY STATION AUG 26 2002 BOSTON MA USPS

Sent To MSTR DONALD R OSHART, UNIV LECTR AND FCLTY
Street, Apt. No.; or PO Box No. 10 AGASSIZ ST APT 2
City, State, ZIP+4 CAMBRIDGE MA 02140-2825

PS Form 3800, January 2001 — See Reverse for Instructions

7002 1000 0005 4605 1614

U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

OFFICIAL USE — TRENTON, NJ 08650

Postage	$	0.60
Certified Fee		2.30
Return Receipt Fee (Endorsement Required)		1.75
Restricted Delivery Fee (Endorsement Required)		
Total Postage & Fees	$	4.65

UNIT ID: 0114 — Postmark Here [redacted] — Clerk: [redacted]V841 — 08/26/02

JOHN F KENNEDY STATION AUG 26 2002 BOSTON MA USPS

Sent To STATE OF NEW JERSEY, HON SUPERIOR COURT OF MONMOUTH COUNTY SUPERIOR COURT
Street, Apt. No.; or PO Box No. CLERK'S OFC CHANCERY DIVISION COURT HOUSE 209 S BROAD ST
City, State, ZIP+4 TRENTON NJ 08650-0971

PS Form 3800, April 2002 — See Reverse for Instructions

Thirty-Nine (39) of Forty-Six (46) exhibits
John J. Crapo, Pro Se
JJC///

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to: STAT BOARD OF RETIREMENT EXECUTIVE DEPT OF STAT TRES BD CHAIR HON STAT TRES MS SHANNON P. O'BRIEN ESQ JUR.D. OR SUCCESS OR AS ACTING BD CHAIR J.W. McCORMACK STAT BLDG RM 1219 1 ASHBURTON PL BOSTON MA 02108-1607

COMPLETE THIS SECTION ON DELIVERY

A. Signature X ☐ Agent ☐ Addressee

B. Received by (Printed Name) C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes If YES, enter delivery address below: ☐ No

3. Service Type ☒ Certified Mail ☐ Express Mail ☐ Registered ☐ Return Receipt for Merchandise ☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Transfer from service label) 7002 0510 0004 3570 3315

PS Form 3811, August 2001 Domestic Return Receipt 102595-01-M-0381

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to: DISTRICT COURT DEPARTMENT CAMBRIDGE DIV ATTN PLEASE CLRK-MAGISTRATE ~~STAT TRIAL CTS~~ OR SUCCESSOR AS ACTING CLRK-MAGISTRATE STAT TRIAL CTS, EDWARD J. SULLIVAN CT HSE. FL 15 RM 15-15, PO BOX 0338 CAMBRIDGE MA 02141-0338

COMPLETE THIS SECTION ON DELIVERY

A. Signature X ☐ Agent ☐ Addressee

B. Received by (Printed Name) C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes If YES, enter delivery address below: ☐ No

EAST CAMBRIDGE MA AUG 22 2002

3. Service Type ☒ Certified Mail ☐ Express Mail ☐ Registered ☐ Return Receipt for Merchandise ☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Transfer from service label) 7002 0510 0004 3570 3414

PS Form 3811, August 2001 Domestic Return Receipt 102595-01-M-0381

U.S. POSTAL SERVICE **CERTIFICATE OF MAILING**

MAY BE USED FOR DOMESTIC AND INTERNATIONAL MAIL, DOES NOT PROVIDE FOR INSURANCE—POSTMASTER

Received From: MR JOHN CRAPO PRO SE. NON LLB PO BOX 400151 CAMBRIDGE MA 02140-0002

One piece of ordinary mail addressed to: FIRST CAMBRIDGE REALTY CORP AND IT'S AFFILIATES AND PARENT ORGANIZATIONS 907 MASSACHUSETTS AVE CAMBRIDGE MA 02139

U.S. POSTAGE PAID BOSTON, MA 02114 AUG 30 02 AMOUNT $0.90

PS Form 3817, Mar. 1989

U.S. POSTAL SERVICE **CERTIFICATE OF MAILING**

MAY BE USED FOR DOMESTIC AND INTERNATIONAL MAIL, DOES NOT PROVIDE FOR INSURANCE—POSTMASTER

Affix fee here in stamps

Received From: JOHN J. CRAPO, PRO SE, NON LLB PO BOX 400151 CAMBRIDGE MA 02140-0002

One piece of ordinary mail addressed to: FIRST CAMBRIDGE REALTY CORPORATION 907 MASSACHUSETTS AVE CAMBRIDGE MA 02139

U.S. POSTAGE PAID BOSTON, MA 02205 AUG 30 02 AMOUNT $0.90 00057547-70

POINT STA BOSTON MA 02205 AUG 30 2002 USPS

PS Form 3817, Mar. 1989

Forty (40) of Forty-Six (46) exhibits

John J. Crapo, Pro Se

JJC///

U.S. POSTAL SERVICE **CERTIFICATE OF MAILING**

MAY BE USED FOR DOMESTIC AND INTERNATIONAL MAIL, DOES NOT PROVIDE FOR INSURANCE—POSTMASTER

Received From:

JOHN JENNINGS (JACK) CRAPO
10 AGASSIZ STREET
CAMBRIDGE MA 02140-2825

One piece of ordinary mail addressed to:

EPISCOPAL LIFE
PO BOX 1337
BELLMAWR NJ
08099-1337

PS Form 3817, Mar. 1989

UNITED STATES POSTAL SERVICE 9999

U.S. POSTAGE PAID BOSTON, MA 02114 AUG 28, 02 AMOUNT $0.90 00068390-03

USPS AUG 27 2002

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to: UNITED STATES TAX COURT CLERK'S OFC CT CLRK HON CHARLES S. CASAZZA OR SUCCESSOR AS ACTNG CT CLRK
400 2ND ST NW
WASHINGTON DC
20217-0002

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X [signature] ☐ Agent ☐ Addressee

B. Received by (Printed Name) C. Date of Delivery 8/?/02

D. Is delivery address different from item 1? ☑ Yes ☐ No
If YES, enter delivery address below:

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Transfer from service label) 7001 2510 0002 8473 6514

PS Form 3811, August 2001 Domestic Return Receipt 102595-02-M-1035

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to: MR HOWARD R. PERKINS JUNR. ESQUIRE. ATTRNY AT LW FOR FIRST CAMBRIDGE REALTY CORP. et al
1 ELM SQ
ANDOVER MA 01810

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X [signature] ☐ Agent ☐ Addressee

B. Received by (Printed Name) [illegible] C. Date of Delivery 8/23/02

D. Is delivery address different from item 1? ☐ Yes ☐ No
If YES, enter delivery address below:

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Transfer from service label) 7002 0510 0003 4335 7204

PS Form 3811, August 2001 Domestic Return Receipt 102595-02-M-0835

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:
MAC-GRAY CORPORATION
OFC OF CORP SECY
22 WATER ST
CAMBRIDGE
MA 02141

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X Erin Walsh ☐ Agent ☐ Addressee

B. Received by (Printed Name) ERIN WALSH C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes ☐ No
If YES, enter delivery address below:

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Transfer from service label) 7002 0510 0004 3570 3001

PS Form 3811, August 2001 Domestic Return Receipt 102595-01-M-0381

Forty-One (41) of Forty-Six (46) exhibits
John J. Crapo, Pro Se
JJC



Forty-two (42) OF Forty-six (46) exhibits
John J. CRAPO, pro se
JJC/jjc

Forty-three (43) of Forty-Six exhibits
John J. CRAPO. Pro Se
JJC/jjc

VIOLATION - BOSTON

3996178?-6

☒ MA ☐ NH ☐ CT ☐ RI ☐ NJ

COLOR ☐ G

Other Make GMC

FORD ☐ ☐ ☐ ☐ ☐ ☐ ☐

TIME AM PM TO

Veh. Type Color

Location

Meter No.

☐ 31 No Parking $30	☐ 64
☐ 36 Parking $10 (Zone B)	☐ 84
☐ 95	☐
☐ 55 No Stop	☐ Meter Limit
☐ 95 Resident Only	☐ 73 Over
☐ 9? Street Cleaning $25	☐ HP-DV Parking Only
☐ 93 Double Parking $45	☐ Handicap Ramp
☐ 72 Double Parking $20 (Zone B)	☐ 77 Driveway $20
☐ 90 Loading Zone $30	☐ 86 Over Posted Limit $25
☐ 51 Within 20 Feet of Intersection $40	☒ 79 Over Posted Limit $10 (Zone B)
☐ 52 Bus Stop / Stand $30	☐ 80 Island / Center Strip $40
☐ 54 Taxi Stand $30	☐ 81 No Valid / Expired Registration Plate $20
☐ 94 Hydrant $75	☐ 82 No Valid / Expired Certificate of Inspection $20
☐ 60 Crosswalk $40	☐ 88 Overnight Heavy Vehicle (GVW 12,000 lbs.) $100
☐ 61 Less 10 Ft. Fire Ln. $40	☐ 123 Other $15
☐ 62 Sidewalk $40	

Place written appeal, check or money order payable to the City of Boston, in this envelope and mail within 21 days to avoid late penalty. DO NOT SEND CASH. You may also make payment or request information at Boston City Hall, Room 22, Monday — Friday 9 a.m. to 5:30 p.m. Information (617) 635-4410. Pay-by-Phone (617) 635-3088 and internet payment www.cityofboston.com (Visa, MasterCard).

Forty-Four(44) or Forty-Six exhibits
John J. Crapo, Pro Se
JJC/jjc

VIOLATION Boston

399[illegible] YEAR 02

MA NH CT NJ

COLOR G — PLATE TYPE — OT — REGIS

Other Make: GMC — FORD

TIME: AM / PM — Veh Type — Color

Location — Meter No.

- 91 No Parking $30
- Parking $10 (Zone B)
- 85 No Stop
- 95 Resid...
- 9? Street Cleaning $25
- 93 Double Parking $45
- 92 Double Parking $20 (Zone B)
- 90 Loading Zone $30
- 51 Within 20 Feet of Intersection $40
- 52 Bus Stop / Stand $30
- 54 Taxi Stand $30
- 94 Hydrant $75
- 60 Crosswalk $40
- 61 Less 10 Ft. Fire Ln. $40
- 62 Sidewalk $40
- 84 W...
- Meter Lim...
- Over...
- HP-DV Parking Only
- Handicap Ramp
- 77 Driveway $20
- 86 Over Posted Limit $25
- 79 Over Posted Limit $10 (Zone B)
- 80 Island / Center Strip $40
- 81 No Valid / Expired Registration Plate $20
- 82 No Valid / Expired Certificate of Inspection $20
- 88 Overnight Heavy Vehicle (GVW 12,000 lbs) $100
- 123 Other $15

Place written appeal, check or money order payable to the City of Boston, in this envelope and mail within 21 days to avoid late penalty. DO NOT SEND CASH. You may also make payment or request information at Boston City Hall Room 224, Monday — Friday 9 a.m. to 5:30 p.m. Information (617) 635-4410. Pay-by-Phone (617) 635-3888 and internet payment www.cityofboston.com (Visa, MasterCard).

Forty-Five (45) OF Forty-Six (46) exhibits
John J. Crapo,
pro se
JJC/jjc

REMOVE STUBS AT BOTH ENDS FIRST

SLIDE FINGER ALONG THIS EDGE TO OPEN

FIRST CLASS MAIL

1 55706

SHANNON P. O'BRIEN
TREASURER AND RECEIVER GENERAL
COMMONWEALTH OF MASSACHUSETTS
ONE ASHBURTON PLACE
BOSTON, MA 02108

FIRST CLASS MAIL
U.S.POSTAGE PAID
BOSTON,MA
PERMIT NO. 52535

RETURN SERVICE REQUESTED

JOHN J CRAPO
P.O. BOX 400151
CAMBRIDGE MA 02140-0002

02140+0002 02

Forty-Six (46) OK Forty-Six (46) exhibits

John J. ~~CRA~~
CRAPO, pro se

JJC/jjc

The Commonwealth of Massachusetts
Department of the State Treasurer

SHANNON P. O'BRIEN
TREASURER AND RECEIVER GENERAL

PAYMENT TYPE : PENSION PAYMENT

EFFECTIVE DATE : 8/30/2002
CHECK NUMBER : 0002695567
CHECK AMOUNT : $892.59

TREASURER SHANNON O'BRIEN IS PLEASED TO INFORM YOU THAT YOUR AUGUST PENSION CHECK, ASSUMING THAT YOU ARE ELIGIBLE, INCLUDES THE 3% COST OF LIVING ADJUSTMENT (COLA) RETROACTIVE TO JULY 1, 2002 (TWO MONTHS OF COLA). TO BE ELIGIBLE FOR THIS COLA YOU MUST HAVE BEEN RETIRED BY JUNE 30, 2001.

NAME: JOHN J CRAPO   AGENCY NAME: SBRP   REFERENCE # 1 55706
SOC. SEC. NO. 004-34-8050   AGENCY NO.   DIV. NO.   EMP. NO.   DEPT.

YOUR MONTHLY COST OF LIVING IS $27.32

EARNINGS	HOURS	AMOUNT	DEDUCTIONS	CURRENT	YTD	DEDUCTIONS	CURRENT	YTD
			INSURANCE	40.41	430.82	LIFE INS	32.25	258.00
CURRENT GROSS		965.25						
YTD GROSS		7339.52						
HOURS EARNED								

↓ FOLD, CREASE AND TEAR ALONG PERFORATION ↓

NET PAY 892.59

See Other Side STAPLE HERE

18

VISAS

U.S. IMMIGRATION
TOR
ADMITTED
JAN 17 2002
CLASS
UNTIL

U.S. IMMIGRATION 1092
CHI
ADMITTED
JAN 23 2002

CLASS
UNTIL

UNITED STATES OF AMERICA VISA



Issuing Post Name
TORONTO

Control Number
20020152020009

Surname
WRIGHT VLAHODIMON

Given Name
NORMAN ROBERTO

Visa Type / Class
R B1/B2

Passport Number	Sex	Birth Date	Nationality
GH04756	M	22APR1977	MEX

Entries	Issue Date	Expiration Date	
M	15JAN2002	30NOV2002	1010

Annotation

47748084

VNCANWRIGHT<VLAHODIMON<<NORMAN<ROBERTO<<<<<<

GH04756<<5MEX7704226M0201151B36013F0F6144103

JOHN J. CRAPO, PRO SE, AA, ABE, NOTARY PUBLIC
PO BOX 400151 CAMBRIDGE MA 02140-0002

VIA CERTIFIED MAIL MAILPIECE # 7002 1000 0005 4603 7014 RETURN RECEIPT REQUESTED EXECUTIVE DEPARTMENT OF STATE TREASURER COMMONWEALTH OF MASSACHUSETTS HONORABLE STATE BOARD OF RETIREMENT CHAIRPERSON STATE TREASURER HONORABLE MS SHANNON P. O'BRIEN, ESQUIRE, J.D., OR SUCCESSOR AS ACTING BOARD CHAIRPERSON JOHN W. McCORMACK STATE BUILDING ROOM 1219 1 ASHBURTON PLACE BOSTON MA 02108-1607

AUGUST 31st YEAR 2002 PAGE ONE (01) OF ONE (01) PRINTED ONE SIDE REVERSE BLANC

ENCLOSURES: ~~SEVENTY-NINE (79)~~ PAGES PRINTED ONE (01) SIDE REVERSE SIDE BLANC EIGHTY-ONE (81) PAGES

COPY

DEAR HONORABLE BOARD

ENCLOSED IS A COPY MY Shareholder proposal Letter, Shareholder proposal and accompanying SUPPORTING STATEMENT AND MY EXHIBITS WHICH I CALL TO YOUR ATTENTION. I'M SIMPLY OBEYING THE LAWS, RULES, AND REGULATIONS OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ("SEC") WHICH I URGE YOU TO DO TOO - IN MY SUBMISSION TO THE HOLDING COMPANY OF THE DOW JONES INDUSTRIAL AVERAGE, OTHER INDICES, NEWS PAPERS, WHICH INCLUDE THE NEW BEDFORD STANDARD TIMES, ETC THE SHAREHOLDER PROPOSAL AND ENCLOSURES I'VE SENT VIA CERTIFIED MAIL RETURN RECEIPT REQUESTED

I ASK THIS INFORMATION AND ALL ENCLOSURES YOU PUT ON FILE WITH MY OTHER RETIREMENT BOARD RECORDS

A COPY THIS MY LETTER OF TRANSMITTAL I SEND VIA CERTIFIED MAIL RETURN RECEIPT REQUESTED TO HON DISTRICT COURT, holden at CAMBRIDGE HON CLRK-MAGISTRATE MR Robert L. MOSCOW OR HIS SUCCESSOR AS ACTING CLRK-MAGISTRATE, HON EDWARD J. SULLIVAN COURTHOUSE BLDG, RM 15-15, FL 15, PO BOX # 0338 CAMBRIDGE MA 02141-0338 AND TO MR PETER G. SKINNER, AB, LLB, CORPORATION SECY AND EXECUTIVE VICE PRESIDENT DOW JONES AND CO INC 200 LIBERTY STRT NEW YORK CITY NY 10281-2413

Sincerely John J Crapo, Pro Se Non-Practicing LCSW, NON AM, ETC

VIA CERTIFIED MAIL WITH RETURN RECEIPT REQUIRED TO HON MR MOSCOW, TO DJ SECY HON ESTEEMED MR SKINNER

ENCLOSURES

JJC/jjc

JOHN J. CRAPO. PRO SE. AA. ABE
PO BOX 400151 CAMBRIDGE MA 02140-0002

VIA CERTIFIED MAIL ART# 7002 1000 0005 4603 7021 RETURN RECEIPT REQUESTED PLEASE

AUGUST 31st. YEAR TWO THOUSAND TWO (2002)

PAGE ONE (01) OF ONE (01) PAGE PLUS ~~SEVENTY NINE~~ EIGHTY-ONE (81) ENCLOSURES. ALL PRINTED ONE (01) SIDE REVERSE SIDE BLANC ONE SIDE

DISTRICT COURT DEPARTMENT
CAMBRIDGE DIVISION CLERK MAGISTRATE HON MR ROBERT L. MOSCOW OR SUCCESSOR AS ACTING CLRK-MAGISTRATE. COMMONWEALTH OF MASSACHUSETTS TRIAL COURTS. HON EDWARD J. SULLIVAN CT HSE BLDG FL 15 RM 15-15 PO BOX 0338
CAMBRIDGE MA 02141-0338

COPY

DEAR HONORABLE COURT

ENCLOSED IS COPY MY SHAREHOLDER PROPOSAL AND ACCOMPANYING COPIES OF MY RECORDS TO DOW JONES AND COMPANY INC OF AUGUST 31 ST 2002 WHICH I CALL TO YOUR ATTENTION. COPY THIS LETTER OF TRANSMITTAL I SEND VIA CERTIFIED MAIL RETURN RECEIPT REQUESTED TO THE EXECUTIVE DEPARTMENT OF STATE TREASURER COMMONWEALTH OF MASSACHUSETTS HON STATE BOARD OF RETIREMENT CHAIRWOMAN STATE TREASURER HON MS SHANNON P. O'BRIEN, ~~ESQ~~ OR SUCCESSOR AS BOARD ACTING ~~TR~~ CHAIRPERSON. COPY THIS LETTER I SEND VIA CERTIFIED MAIL RETURN RCPT REQUESTED TO DOW JONES AND COMPANY, INC.

PLEASE PUT THIS AND MY ENCLOSURES WITH THE OTHER RECORDS I'VE SENT YOU WHICH ARE ON FILE AT YOUR OFFICE

SINCERELY
John J. Crapo. PRO SE. AA. ABE

ENCLOSURES

CC VIA CERTIFIED MAIL RETURN RCPT REQUESTED
TO DOW JONES AND COMPANY INC
TO HON STATE BOARD OF RETIREMENT

JJC/jjc

Town of Dartmouth
400 Slocum Rd.
Dartmouth, MA 02747

1450 U.S. POSTAGE PB2233539
6218 $02.260 AUG 30 02
7778 FROM ZIP CODE 02740

Sent 03
2002
5:32 PM

John J. Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

COPY

MEDIA MAIL

Friday August 09, 2002 T H E B O S T O N H E R A L D 704-270

WALGREENS
70 SUMMER ST BOSTON 021100000 504005001

PRODUCT	BUNDLE SIZE	PKG	COPIES	BUNDLES	ODDS
The Boston Herald	30	B	12	0	12

Dear Dow JONES & Co INC Sept 03RD (Third) 2002
thought you'd like this xtra exhibit - which was
IN Vendor box outside said pharmacy. When I opened
box (50¢) was poker - this was only shelf poker all
gone except display one (01) which I bought
I WRITE INCONVENIENTLY
Sincerely
4:29 John Jennings, CRAPO, Pro Se
JJC JJ PM DJ shareholder

COPY



Dear Dow JONES & Co INC   Sept 03RD (Third) 2002

thought you'd like this xtra exhibit - which was in Vendor box outside said pharmacy. When I obeyed box (50¢) was poker - this was on shelf poker all gone except display one(01) which I bought

I WRITE IN CONVENIENCE

Sincerely
4:29 John Jennings CRAPO,
JJC / JJ CPM   DJ shareholder

COPY

ATTACHMENT 2

MY SHAREHOLDER PROPOSAL

Shareholders recommend that the Board of Directors ("Board") of the Dow Jones and Company, Inc. ("Corporation") publish in the Proxy Statement of each shareholder annual meeting in the Appendix containing an item the charitable donations program of our corporation for the immediate past calendar year with the following data:

(i) An explanation of at least five hundred words explaining the standards of the Board and procedures of it governing the Corporation's donations to United States Internal Revenue Service ("Service") approved private foundations to include standards for denial of such help.

(ii) An enumeration of such said qualifying charities and approved foundations which our Corporation's Board plans as our Corporate Governance Board to help in the ensuing calendar year included with each charity and foundation an elucidation of at least twenty-five words how it complied with the standards and procedures enumerated in i.

MY SUPPORTING STATEMENT

This shareholder proposal in its current language came from the typewriter of The New England Power Company Office of General Counsel General Counsel Mr. Frederic Greenman, Esquire. I'd submitted it in different form. The Commission preferred the language of New England Power Company, Hon. President Mr. John W. Rowe, Esquire who now is Co-Chief Executive Officer of a much larger energy company. I was exceedingly impressed with the cordiality of Mrs. Bok (New England Electric System Board Chair person), Mr. Greenman (whom I had met before) and personnel of said NEES who greeted me when I arrived at their meeting locations at Boston, Providence and Worcester. Mrs. Bok was President of the University Overseers of Harvard University while Mr. Bok was University President. I've wondered if Mr. Bok re-worded my shareholder proposal. Mr. Bok greeted his Majesty Juan Carlos I de Borbon King Regnant of the Kingdom D'Espana whom in the calendar year 1992 addressed the afternoon meeting of assembled alumni of Harvard University meeting as annual meeting of alumni of Harvard University – "Something you should know."

The Teresa (Ms. John Forbes Kerry) and John Heinz Foundation recommends potential donors consult the Better Business Bureau for performance reports on the character of how charitable donations are used. Hon. Senator in the U.S. House of Senators Mr. Kerry is member of its Finance Committee which exercises oversight of the service. Hon. Senator Michael D. Crapo, AB, Jur D, Esquire who is formerly a member of a law firm known as a leader in the practice of trust law, is a member of the U.S. House of Senators Banking, Housing and Urban Affairs Committee which exercises oversight of the Commission.

I was invited to attend a Crapo wing-ding alongside a highway in Congressional District at a location near adjoining the Congressional District of Mr. Crapo and his address of record. It was during a time when the region was known in national news to be having serious climatic troubles so serious Her Majesty Elizabeth II, Regnant sent public safety personnel from her Kingdom of the Commonwealth of Australia to help defeat the Holocaust. How inspiring the help was by the subjects of the Commonwealth of Nations to help.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 10, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dow Jones & Company, Inc.
Incoming letter dated December 13, 2002

The proposal recommends that Dow Jones' proxy statement contain information described in the proposal regarding Dow Jones' charitable donations program.

We are unable to concur in your view that Dow Jones may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that the entire supporting statement may be excluded under rule 14a-8(i)(3). Accordingly, we will not recommend enforcement action to the Commission if Dow Jones omits the entire supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Dow Jones may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Dow Jones may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Jennifer Bowes
Attorney-Advisor